Exhibit 99.4

EXECUTION VERSION

CONSENT AGREEMENT

Dated April 18, 2019

between

CBG HOLDINGS LLC

and

CANOPY GROWTH CORPORATION

TABLE OF CONTENTS

Page

ARTICLE 1 DEFINITIONS		2
1.1	Definitions	2
1.2	Schedules and Exhibits	7

ARTICLE 2 CONSENT AND OTHER TRANSACTIONS		7
2.1	Consent to Project Frontrunner	7
2.2	Amendment and Restatement of Warrants	8
2.3	Repurchase of Common Shares	8
2.4	Company Covenants Regarding Project Frontrunner	9
2.5	Trademark and Technology License	9
2.6	Voting Support Agreements	10

ARTICLE 3 REPRESENTATION AND WARRANTIES		10
3.1	Representations and Warranties of the Company	10
3.2	Representations and Warranties of CBG	10

ARTICLE 4 CONDITIONS PRECEDENT		10
4.1	Company’s Conditions Precedent for the Closing	10
4.2	CBG Conditions Precedent for Closing	11

ARTICLE 5 COVENANTS		12
5.1	Actions to Satisfy Closing Conditions	12
5.2	Consents, Approvals and Authorizations	12
5.3	Company Approval	13
5.4	Company Circular	13
5.5	Company Meeting	15
5.6	Interim Period Covenants	16
5.7	CBG Acquisitions	16

ARTICLE 6 TERMINATION		16
6.1	Termination	16

ARTICLE 7 GENERAL PROVISIONS		17
7.1	Governing Law	17
7.2	Notices	17
7.3	Expenses	18
7.4	Severability	18
7.5	Entire Agreement	18
7.6	Assignment; No Third-Party Beneficiaries	18
7.7	Amendment; Waiver	18
7.8	Injunctive Relief	19
7.9	Rules of Construction	19
7.10	Currency	19

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TABLE OF CONTENTS

(continued)

Page

7.11	Further Assurances	19
7.12	Public Notices/Press Releases	19
7.13	Public Disclosure	20
7.14	Counterparts	20

-ii-

CONSENT AGREEMENT

THIS CONSENT AGREEMENT, dated April 18, 2019 (this “Agreement”), is made by and between CBG Holdings LLC, a limited liability company existing under the laws of the State of Delaware (“CBG”) and Canopy Growth Corporation, a corporation existing under the federal laws of Canada (the “Company”).

RECITALS

(A)	On November 2, 2017, GCILP purchased from the Company: (i) 18,876,901 Common Shares; and (ii) 18,876,901 Initial Warrants.

(B)	On November 1, 2018, CBG, an affiliate of GCILP, purchased from the Company: (i) 104,500,000 Common Shares; and (ii) 139,745,453 Warrants.

(C)

The Company proposes to enter into the Arrangement Agreement (including the Plan of Arrangement) to undertake the Arrangement on the terms and conditions more particularly set forth in the Arrangement Agreement (“Project Frontrunner”).

(D)

Pursuant to the Amended and Restated Investor Rights Agreement, the entering into of the Arrangement Agreement by the Company, and the completion of Project Frontrunner, are subject to the prior written consent of CBG.

(E)

CBG and the Company wish to enter into this Agreement for the purposes of setting forth the agreements and understandings with respect to the terms and conditions upon which CBG is prepared to grant its consent to Project Frontrunner.

(F)	The transactions contemplated by this Agreement require the approval of the Company Shareholders pursuant to the rules of the TSX and MI 61-101.

(G)

The Board (other than directors, if any, who abstained from voting on the transactions contemplated by this Agreement) has unanimously determined, after receiving financial and legal advice, that the transactions contemplated by this Agreement are in the best interests of the Company and fair to the Company Shareholders (other than CBG and its affiliates) and has resolved to recommend that the Company Shareholders vote in favour of the transactions contemplated by this Agreement, all subject to the terms and conditions contained in this Agreement.

(H)	Concurrently with the execution and delivery of this Agreement, the Parties and GCILP entered into the Second Amended and Restated Investor Rights Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1	Definitions

Whenever used in this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” means, with respect to any Person, any Person now or hereafter existing, directly or indirectly, Controlled by, Controlling, or under common Control with, such Person, whether on or after the date hereof.

“Agreement” has the meaning ascribed to such term in the Preamble.

“Amended and Restated Investor Rights Agreement” means the amended and restated investor rights agreement dated November 1, 2018 entered into between CBG, GCILP and the Company.

“Amended Warrants” means the Tranche A Amended Warrants, the Tranche B Amended Warrants and the Tranche C Amended Warrants to be entered into, issued and delivered on Closing.

“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, (a) any foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal by-law, Order or other requirement having the force of law and/or (b) any policy, practice, protocol, standard or guideline of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law (collectively, the “Law”) relating or applicable to such Person, property, transaction, event or other matter and also includes, where appropriate, any interpretation of the Law (or any part thereof) by any Person having jurisdiction over it, or charged with its administration or interpretation.

“Approval Resolution” means the resolution of the Company Shareholders which is to be considered at the Company Meeting with respect to the transactions contemplated by this Agreement, including the approval of the amendment and restatement of the Warrants, the Share Issuance Proposal and the Top-Up Resolution, substantially in the form attached as Exhibit B.

“Arrangement” means the arrangement under Section 288 of the Business Corporations Act (British Columbia) on the terms and subject to the terms and conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement, made in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement.

“Arrangement Agreement” means the arrangement agreement dated the same date as this Agreement entered into between the Company and Frontrunner, including the schedules thereto, providing for, among other things, the Arrangement, as the same may be amended, supplemented or restated.

“Board” means the board of directors of the Company from time to time.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Smiths Falls, Ontario are authorized or required by Law to close. Any event the scheduled occurrence of which would fall on a day that is not a Business Day shall be deferred until the next succeeding Business Day.

“Canadian Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in each of the Qualifying Provinces.

“Cannabis ” and “cannabis” means (i) all living or dead material, plants, seeds, plant parts or plant cells from any cannabis species or subspecies (including sativa, indica and ruderalis), including wet and dry material, trichomes, oil and extracts from cannabis (including cannabinoid or terpene extracts from the cannabis plant), and (ii) biologically or synthetically synthesized analogs of cannabinoids extracted from the cannabis plant using micro-organisms, including but not limited to (A) cannabis and marijuana, as defined pursuant to Applicable Law, including the Cannabis Act and (B) Industrial Hemp as defined in the Industrial Hemp Regulations issued under the Cannabis Act or other Applicable Law.

“Cannabis Act” means S.C. 2018, c.16, “An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts” (Canada), as amended from time to time and as the same may come into force.

“CBG Group” means CBG, GCILP and their Affiliates.

“Closing ” means the closing of the issuance, execution and delivery of the Amended Warrants pursuant to and in accordance with the terms and conditions of this Agreement.

“Common Share” means a common share in the capital of the Company or such other shares or other securities into which such common share is converted, exchanged, reclassified or otherwise changed, as the case may be, from time to time.

“Company” has the meaning ascribed to such term in the Preamble.

“Company Board Recommendation” has the meaning ascribed to such term in Section 5.4(c).

“Company Circular” means the notice of the Company Meeting to be sent to the Company Shareholders and the accompanying management information and proxy circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time.

“Company Meeting” means the special meeting of Company Shareholders to be called and held in accordance with applicable Law to consider certain matters in respect of Project Frontrunner and the Approval Resolution.

“Company Shareholders” means the holders of Common Shares.

“Contract” means any agreement, indenture, contract, lease, deed of trust, licence, option, instruments, arrangement, understanding or other commitment, whether written or oral.

“Control” means:

(a)

in relation to a corporation, the direct or indirect beneficial ownership at the relevant time of shares of such corporation carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of the Company where such voting rights are sufficient to elect a majority of the directors of the Company;

(b)

in relation to a Person that is a partnership, limited liability company or joint venture, the direct or indirect beneficial ownership at the relevant time of more than 50% of the ownership interests of the partnership, limited liability company or joint venture in circumstances where it can reasonably be expected that the Person can direct the affairs of the partnership, limited liability company or joint venture; and

(c)	in relation to a trust, the direct or indirect beneficial ownership at the relevant time of more than 50% of the property settled under the trust;

and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; the Person who directly or indirectly Controls a Controlled Person or entity shall be deemed to Control a corporation, partnership, limited liability company, joint venture or trust which is Controlled by the Controlled Person or entity, and so on.

“Court” means the Supreme Court of British Columbia.

“Depositary” has the meaning ascribed to such term in the Arrangement Agreement.

“Effective Date” has the meaning ascribed to such term in the Arrangement Agreement.

“Fairness Opinion” means the opinion of Greenhill & Co. Canada Ltd., the financial advisor to the Company, to the effect that as of the date of such opinion, subject to the assumptions and limitations to be set out in the written opinion related thereto, the transactions contemplated by this Agreement are fair, from a financial point of view, to the Company.

“Frontrunner” means Acreage Holdings, Inc., a corporation existing under the laws of the Province of British Columbia.

“GCILP” means Greenstar Canada Investment Limited Partnership, a limited partnership existing under the laws of the Province of British Columbia.

“Governmental Authority” means:

(a)	any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(b)

any domestic or foreign agency, authority, ministry, department, regulatory authority, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government, including: (i) Health Canada and other applicable regulatory authorities with oversight of the Cannabis industry and any business or operations within the Cannabis industry generally; (ii) the United

States Alcohol and Tobacco Tax and Trade Bureau; and (iii) the United States Department of Justice;

(c)	any court, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and/or

(d)	the TSX, the NYSE and any other stock or securities exchange, marketplace or trading market upon which the Company has sought and obtained listing of its securities.

“Initial Warrants” means the Common Share purchase warrants issued by the Company to GCILP in connection with the private placement transactions completed on November 2, 2017, with each Initial Warrant entitling GCILP to acquire one Common Share for the exercise price set forth therein.

“Material Adverse Effect” means any change (including a decision to implement such a change made by the Board or by senior management who believe that confirmation of the decision of the Board is probable), event, violation, inaccuracy, circumstance, development or effect that is, individually or in the aggregate, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, assets (including intangible assets), capitalization, liabilities (contingent or otherwise), condition (financial or otherwise), prospects or results of operations of the Company, taken as a whole, whether or not arising in the ordinary course of business.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

“Misrepresentation” has the meaning ascribed to such term under Securities Laws.

“NYSE” means the New York Stock Exchange.

“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

“Outside Date” means August 31, 2019 or such later date as may be agreed to by the Parties in writing.

“Parties” means CBG and the Company, and a “Party” means either of them.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Plan of Arrangement” means the plan of arrangement attached as Schedule A to the Arrangement Agreement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement.

“Purchaser Call Option” has the meaning ascribed to such term in the Plan of Arrangement.

“Purchaser Call Option Exercise Notice” has the meaning ascribed to such term in the Plan of Arrangement.

“Project Frontrunner” has the meaning ascribed to such term in the Preamble.

“Qualifying Provinces” means, collectively, all of the provinces of Canada except Québec.

“Regulatory Approval” means (i) approval of the TSX of the transactions contemplated by this Agreement, including amendment of the Tranche A Warrants and Tranche B Warrants and the exercise price for the Amended Warrants and the listing on the TSX of all Common Shares referred to hereunder; (ii) supplemental listing approval of the NYSE for the issuance and listing on the NYSE of the Common Shares referred to hereunder; and (iii) any other approval which may be required to give effect to the consummation of the transactions contemplated by this Agreement in accordance with Applicable Law, or by or from any Governmental Authority, as determined by CBG, acting reasonably.

“Repurchase Period” has the meaning ascribed to such term in Section 2.3(a).

“Second Amended and Restated Investor Rights Agreement” means the second amended and restated investor rights agreement between CBG, GCILP and the Company dated the date of this Agreement.

“Securities Laws” means, collectively, the applicable securities laws of each of the provinces and territories of Canada and the respective regulations, instruments and rules made under those securities laws, together with all applicable published policy statements, notices, blanket orders and rulings of the securities commissions or securities regulatory authorities of Canada and of each of the provinces and territories of Canada and applicable U.S. securities laws.

“Share Issuance Proposal” means the ordinary resolution of Company Shareholders approving the issuance of Common Shares pursuant to the Plan of Arrangement and in connection with the Arrangement.

“Shareholder Approval” means the requisite approval of the Approval Resolution by a simple majority of the votes cast on the Approval Resolution by the Company Shareholders present in person or represented by proxy at the Company Meeting (excluding the votes cast by CBG, GCILP and any other Company Shareholders that are required to be excluded in accordance with the requirements of the TSX, NYSE and MI 61-101).

“Top-Up Resolution” means the issuance by the Company of Common Shares that CBG and/or GCILP has the right to subscribe for under the Investor Rights Agreement based on the Common Shares issuable under the Arrangement.

“Trademark and Technology License” has the meaning ascribed to that term in the Arrangement Agreement.

“Tranche A Amended Warrants” means the Amended Warrants to be issued pursuant to Section 2.2 to be designated as “Tranche A common share purchase warrants”.

“Tranche A Warrants” means the Warrants designated as “Tranche A common share purchase warrants”.

“Tranche B Amended Warrants” means the Amended Warrants to be issued pursuant to Section 2.2 to be designated as “Tranche B common share purchase warrants”.

“Tranche B Warrants” means the Warrants designated as “Tranche B common share purchase warrants”.

“Tranche C Amended Warrants” means the Amended Warrants to be issued pursuant to Section 2.2 to be designated as “Tranche C common share purchase warrants”.

“Transaction Agreements” means this Agreement, the Second Amended and Restated Investor Rights Agreement and the Amended Warrants.

“Triggering Event Date” has the meaning ascribed to such term in the Plan of Arrangement.

“TSX” means the Toronto Stock Exchange.

“Underlying Shares” means Common Shares for which, as applicable, the Warrants and/or the Amended Warrants are exercisable.

“Violation” has the meaning ascribed to such term in Section 2.5.

“Warrant” means a Tranche A Warrant and/or a Tranche B Warrant, in each case, issued by the Company to CBG on November 1, 2018, and entitling CBG to acquire one Common Share per Warrant for the applicable exercise price set forth therein.

1.2	Schedules and Exhibits

The following schedules and exhibits form an integral part of this Agreement:

Schedule A	–	Purchaser Representations and Warranties
Schedule B	–	Company’s Representations and Warranties
Exhibit A	–	Forms of Warrant Certificates
- Amended and Restated Tranche A Warrant Certificate
- Amended and Restated Tranche B Warrant Certificate
- Tranche C Warrant Certificate
Exhibit B	–	Approval Resolution
Exhibit C	–	Form of Voting Support Agreement

ARTICLE 2

CONSENT AND OTHER TRANSACTIONS

2.1	Consent to Project Frontrunner

CBG hereby grants its consent to the entering into of the Arrangement Agreement and the completion of Project Frontrunner, subject to the terms and conditions set forth in, and the Closing of the transactions contemplated by, this Agreement.

2.2	Amendment and Restatement of Warrants

(a)	On the Effective Date, the Company will issue the Amended Warrants to CBG in exchange for the certificates representing the Warrants.

(b)	The Amended Warrants shall be in the forms attached as Exhibit A.

2.3	Repurchase of Common Shares

(a)

At any time and from time to time during the period commencing on the date hereof and ending on the date that is 24 months after the date that all of the Tranche A Warrants have been exercised by CBG (the “Repurchase Period”), the Company shall purchase for cancellation, whether by way of normal course issuer bid, substantial issuer bid, self tender offer, or otherwise, the lesser of:

(i)	27,378,866 Common Shares (subject to customary adjustments for share splits, consolidations or other changes to the outstanding share capital of a similar nature); and

(ii)	that number of Common Shares that can be purchased during the Repurchase Period in consideration for an aggregate purchase price of $1,582,995,262.

(b)	The Company shall provide a report to CBG on a quarterly basis confirming the aggregate number of Common Shares purchased for cancellation and the average purchase price therefor.

(c)

If, for any reason, the Company has not within the Repurchase Period, purchased for cancellation Common Shares required to be purchased pursuant to Section 2.3(a), the Company hereby agrees and acknowledges that CBG will be credited an amount (the “Credit Amount”) that will reduce the aggregate exercise price otherwise payable by CBG upon each exercise of either: (i) prior to the Effective Date, the Tranche B Warrants; or (ii) on or following the Effective Date, the Tranche B Amended Warrants and/or Tranche C Amended Warrants, as the case may be, equal to the difference between:

(i)	$1,582,995,262; and

(ii)	the actual purchase price paid by the Company in purchasing Common Shares pursuant to Section 2.3(a).

(d)

Each of the Parties acknowledges that the agreements contained in Section 2.3(c) are an integral part of the transactions contemplated in this Agreement and that without these agreements, the other Party would not enter into this Agreement. If CBG exercises its Tranche B Warrants, Tranche B Amended Warrants and/or Tranche C Amended Warrants and receives the full amount of the credit owing pursuant to Section 2.3(c), the Credit Amount shall be deemed to be liquidated damages which are a genuine pre-estimate of the losses or damages which CBG will have suffered or incurred as a result of a failure of the Company to satisfy its purchase obligations in Section 2.3(a), and are not penalties. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(e)	Notwithstanding any other provision of this Agreement, if the Effective Date shall have occurred, this Section 2.3 shall indefinitely survive any termination of this Agreement.

2.4	Company Covenants Regarding Project Frontrunner

The Company covenants and agrees that without the prior written consent of CBG, such consent not to be unreasonably withheld, and notwithstanding anything to the contrary contained in the Arrangement Agreement:

(a)	the Company will not exercise the Purchaser Call Option prior to the Triggering Event Date;

(b)	the Company will not deliver the Purchaser Call Option Exercise Notice to the Depositary prior to the Triggering Event Date;

(c)	the Company will not amend, modify, supplement or restate the Arrangement Agreement (including the Plan of Arrangement); and

(d)	the Company will not waive any terms, covenants or conditions set forth in the Arrangement Agreement (including the Plan of Arrangement).

2.5	Trademark and Technology License

The Company agrees that if at any time:

(a)

the CBG Group has received any notification or communication (whether orally or in writing) from a Governmental Authority of any violation or contravention of Applicable Law or any liability to the CBG Group under Applicable Law;

(b)

the CBG Group has received any notification or communication (whether orally or in writing) from a Governmental Authority, which the CBG Group has determined, in its sole discretion, would be expected to result in a violation or contravention of Applicable Law or any actual liability to the CBG Group under Applicable Law; or

(c)

there has been a change in Applicable Law, or the interpretation or application of Applicable Law by any Governmental Authority, which the CBG Group has determined, in its sole discretion, would be expected to result in a violation or contravention of Applicable Law or any actual liability to the CBG Group under Applicable Law,

(each, a “Violation”) in each case, as a result of the Trademark and Technology License, CBG will have the right to direct and cause the Company to terminate the Trademark and Technology License by delivering written notice to the Company. In the event CBG exercises such right, the Company will use its commercially reasonably efforts to cure the Violation, including by negotiating and effecting amendments to the Trademark and Technology License. CBG agrees that it will take all commercially reasonable efforts to assist the Company following reasonable request by the Company to address such Violation. If the Violation has not been cured to the satisfaction of CBG within 30 days from the delivery by CBG of its written notice to the Company in accordance with this Section 2.5, the Company shall promptly and, in any event, within two Business Days thereafter, terminate the Trademark and Technology License and provide CBG with evidence of the actions taken to effect, and the effectiveness of, the termination of the Trademark and Technology License. Notwithstanding the foregoing, if at any time within the 30 day cure period, CBG has determined in its sole discretion that (i) the Violation is not reasonably capable of being cured within such 30 day period, or (ii) failure to immediately terminate the Trademark and Technology License would have an adverse effect on the CBG Group or result in an actual and immediate violation of Applicable Law, the Company shall immediately terminate the Trademark and Technology License and provide CBG with evidence of such termination. For purposes of this Section 2.5, any reference to Applicable Law shall include, for certainty, any Laws applicable to the United States and the rules of the NYSE so long as the rules of the NYSE remain applicable to the CBG Group.

2.6	Voting Support Agreements

The Company covenants and agrees that within three Business Days following the date of this Agreement, the Company shall deliver voting support agreements in favour of CBG in the form attached hereto as Exhibit C executed and delivered by each executive officer and director of the Company (other than CBG’s designated directors).

ARTICLE 3

REPRESENTATION AND WARRANTIES

3.1	Representations and Warranties of the Company

The Company represents and warrants to CBG each of the matters contained in Schedule B to this Agreement as of the date hereof and as of the Effective Date, and acknowledges that CBG is relying on such representations and warranties in connection with entering into this Agreement and the transactions contemplated herein.

3.2	Representations and Warranties of CBG

CBG represents and warrants to the Company each of the matters contained in Schedule A to this Agreement as of the date hereof and as of the Effective Date, and acknowledges that the Company is relying on such representations and warranties in connection with entering into this Agreement and the transactions contemplated herein.

ARTICLE 4

CONDITIONS PRECEDENT

4.1	Company’s Conditions Precedent for the Closing

The Company’s obligation to complete the transactions contemplated by this Agreement on the Effective Date shall be subject to the satisfaction or waiver (at the Company’s sole discretion), as applicable, of the following conditions:

(a)

all of the representations and warranties of CBG made in or pursuant to this Agreement shall be true and correct in all respects as of the Effective Date and with the same effect as if made at and as of the Effective Date and the Company shall have received a certificate from a senior officer of each of CBG and (on their behalf and without personal liability), in form and substance satisfactory to the Company, acting reasonably, confirming same;

(b)	Shareholder Approval shall have been obtained;

(c)	all Regulatory Approvals shall have been obtained; and

(d)

there shall be no Applicable Law or issued or pending Order, injunction, proceeding, judgment or ruling filed or imposed by any Governmental Authority for the purpose of enjoining, restricting or preventing the consummation of the transactions contemplated in this Agreement.

If any of the foregoing conditions in this Section 4.1 have not been satisfied by the Outside Date, the Company may elect not to complete the transactions contemplated by this Agreement by notice in writing to CBG, provided that, for certainty, if the Company does so elect, the consent of CBG under this Agreement shall be null and void. For greater certainty, if any of the foregoing conditions has not been satisfied or waived, the Company will not be permitted to, and will not, complete Project Frontrunner.

4.2	CBG Conditions Precedent for Closing

The consent provided by CBG in Article 2 and the completion of the transactions contemplated by this Agreement on the Effective Date shall be subject to the satisfaction or waiver (at CBG’s sole discretion), as applicable, of the following conditions:

(a)

all of the representations and warranties of the Company made in or pursuant to this Agreement shall be true and correct in all respects as of the Effective Date and with the same effect as if made at and as of the Effective Date and CBG shall have received a certificate from a senior officer of the Company (on the Company’s behalf and without personal liability), in form and substance satisfactory to CBG, acting reasonably, confirming same;

(b)

the Company shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement required to be performed or complied with prior to the Closing and CBG shall have received a certificate from a senior officer of the Company (on the Company’s behalf and without personal liability), in form and substance satisfactory to CBG, acting reasonably, confirming same;

(c)	Shareholder Approval shall have been obtained;

(d)	all Regulatory Approvals shall have been obtained;

(e)	there shall be no Applicable Law or issued or pending Order, injunction, proceeding, judgment or ruling filed or imposed by any Governmental Authority for the purpose of enjoining, restricting or preventing the consummation of the transactions contemplated in this Agreement;

(f)	the Common Shares shall continue to be listed for trading on the TSX and the NYSE as at the Effective Date;

(g)	the Company shall have executed and delivered each of the Amended Warrants.

If any of the foregoing conditions in this Section 4.2 have not been satisfied or waived, or if this Agreement has been terminated in accordance with Section 6.1, the conditional consent granted by CBG in Article 2 shall be deemed to be null and void and of no force or effect, and the Company shall not have, and be deemed to not have obtained, CBG’s consent to consummate Project Frontrunner.

ARTICLE 5

COVENANTS

5.1	Actions to Satisfy Closing Conditions

Each of the Parties shall take commercially reasonable efforts to ensure satisfaction of each of the conditions set forth in Article 4.

5.2	Consents, Approvals and Authorizations

(a)

The Company covenants that it shall prepare, file and diligently pursue until received all necessary consents, approvals and authorizations of any Person and make such necessary filings, as are required to be obtained under Applicable Law with respect to this Agreement and the transactions contemplated hereby (excluding, for greater certainty, the preparation or filing of a prospectus, offering memorandum, registration statement or similar document in any jurisdiction).

(b)

The Company shall keep CBG fully informed regarding the status of such consents, approvals and authorizations, and CBG, its representatives and counsel shall have the right to participate in any substantive discussions with the TSX, the NYSE and any other applicable regulatory authority in connection with the transactions contemplated by this Agreement and provide input into any applications for approval and related correspondence, which will be incorporated by the Company, acting reasonably. The Company will provide notice to CBG (and its counsel) of any proposed substantive discussions with the TSX and the NYSE in connection with the transactions contemplated by this Agreement. On the date all such consents, approvals and authorizations have been obtained by the Company and all such filings have been made by the Company, the Company shall notify CBG of same.

(c)

Without limiting the generality of the foregoing, the Company shall promptly make all filings required by the TSX and the NYSE to obtain applicable Regulatory Approvals. If the approval of the TSX is “conditional approval” subject to the making of customary deliveries to the TSX after an applicable Effective Date, the Company shall ensure that such filings are made as promptly as practicable after such closing date and in any event within the time frame contemplated in the conditional approval letter from the TSX.

(d)

The Company shall, promptly after the date hereof, seek, and continue to use commercially reasonable efforts to seek until obtained, the consent of each Person which is required in connection with the transactions contemplated hereby, but excluding, for greater certainty, the preparation or filing of a prospectus, offering memorandum, registration statement or similar document in any jurisdiction.

(e)

The Company shall, promptly after the date hereof, seek, and continue to use commercially reasonable efforts to seek until obtained, the, waiver of any rights of a third party that could be reasonably expected to be exercisable or triggered by operation of any “change of control” or similar provision under any Contract in connection with or as a result of the transactions contemplated herein.

5.3	Company Approval

The Company represents and warrants to CBG, acknowledging that CBG is relying upon such representations and warranties in entering into this Agreement, that the Board has received the Fairness Opinion and, after consultation with its financial advisor and legal counsel, has unanimously determined that (i) the transactions contemplated by this Agreement are in the best interests of the Company and fair to the Company Shareholders (other than CBG and its affiliates) and (ii) the Company will recommend that Company Shareholders vote in favour of the Approval Resolution.

5.4	Company Circular

(a)

The Company shall in accordance with the terms of the Arrangement Agreement: (i) prepare the Company Circular together with any and all other documents required by, and in compliance in all material respects with, all applicable Laws on the date of the mailing thereof; (ii) file the Company Circular with all Canadian Securities Regulators in all jurisdictions where the same is required to be filed and with the TSX; and (iii) send the Company Circular to the Company Shareholders as required under all applicable Laws.

(b)

On the date of mailing thereof, the Company shall ensure that the Company Circular shall be complete and correct in all material respects, shall not contain any Misrepresentation and shall contain sufficient detail to permit the Company Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting (except that the Company shall not be responsible for any information relating to CBG and its Affiliates that was provided by CBG expressly for inclusion in the Company Circular nor any information relating to Frontrunner and its Affiliates that was provided by Frontrunner expressly for inclusion in the Company Circular).

(c)

The Company Circular shall (i) include a written copy of the Fairness Opinion (and the Company shall provide an advance copy thereof to CBG for its review and consideration); and (ii) state that the Board (other than directors, if any, who abstained from voting on the transactions contemplated by this Agreement) has received the Fairness Opinion and unanimously determined, after receiving legal and financial advice, that the transactions contemplated by this Agreement are in the best interests of the Company and fair to the Company Shareholders (other than CBG and its affiliates) and recommend that the Company Shareholders vote in favour of the Approval Resolution (the “Company Board Recommendation”); and (iii) include statements that each of the Company Shareholders signing voting support agreements have agreed to vote their Common Shares in favour of the Approval Resolution.

(d)

CBG shall provide to the Company all information regarding CBG and its Affiliates as reasonably requested by the Company or as required by applicable Laws for inclusion in the Company Circular. CBG shall ensure that any such information will not include any Misrepresentation including concerning CBG and its Affiliates.

(e)

CBG and its legal counsel shall be given a reasonable opportunity to review and comment on the Company Circular and other related documents prior to the Company Circular and other related documents being printed and filed with the Governmental Authorities, and reasonable consideration shall be given to any comments made by CBG and its legal counsel; provided that all information relating solely to CBG, the Parent and their affiliates included in the Company Circular shall be in form and substance satisfactory to CBG, acting reasonably. The Company shall provide CBG with final copies of the Company Circular prior to its mailing to the Company Shareholders.

(f)

CBG and the Company shall each promptly notify each other if at any time before the Effective Date either becomes aware that the Company Circular contains a Misrepresentation, or that the Company Circular otherwise requires an amendment or supplement and the Parties shall co-operate in the preparation of any amendment or supplement to the Company Circular as required or appropriate, and the Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to the Company Shareholders and, if required by the Court or applicable Laws, file the same with the Governmental Authorities and as otherwise required.

(g)	The Company Circular shall disclose to the Company Shareholders as follows:

(i)

if Project Frontrunner is approved by the shareholders of Frontrunner and the Court in accordance with the terms of the Arrangement Agreement, but the Approval Resolution is not approved by the Company Shareholders, then the Company will not complete Project Frontrunner and the Arrangement Agreement will be terminated; and

(ii)	if Project Frontrunner is not approved by the shareholders of Frontrunner and the Court in accordance with the terms of the Arrangement Agreement, the Company will not issue the Amended Warrants.

5.5	Company Meeting

(a)	The Company agrees to convene and conduct the Company Meeting in accordance with the Company’s articles and by-laws and applicable Law in accordance with the terms of the Arrangement Agreement.

(b)

Unless otherwise agreed to in writing by CBG or this Agreement is terminated in accordance with its terms or except as required by applicable Law or by a Governmental Authority, the Company shall take all steps reasonably necessary to hold the Company Meeting and to cause the Approval Resolution to be voted on and approved at such meeting.

(c)

The Company shall solicit proxies of the Company Shareholders in favour of the transactions contemplated by this Agreement and all matters to be approved by the Company Shareholders as set out in the Approval Resolution, and take all other actions reasonably requested by CBG to obtain the approval of the Approval Resolution by the Company Shareholders, if so requested, including using the services of investment dealers and proxy solicitation agents, and cooperating with any Persons engaged by CBG, to solicit proxies in favour of the approval of the Approval Resolution, and take all other actions reasonably requested by CBG to obtain the Shareholder Approval and such other matters as may be necessary to be approved in connection with the transactions contemplated by this Agreement.

(d)	The Company shall give notice to CBG of the Company Meeting and allow CBG’s representatives and legal counsel to attend the Company Meeting.

(e)

The Company shall advise CBG as reasonably requested, and on a daily basis on each of the last seven Business Days prior to the Company Meeting, as to the aggregate tally of the proxies and votes received in respect of such meeting and all matters to be considered at such meeting.

(f)	The Company shall advise CBG of any written communication from any Company Shareholder in opposition to the transactions contemplated by this Agreement.

(g)

The Company shall not change the record date for the Company Shareholders entitled to vote at the Company Meeting, including in connection with any adjournment or postponement of the Company Meeting, unless required by Law or with the prior written consent of CBG.

(h)	The Company shall not waive the deadline for the submission of proxies by Company Shareholders for the Company Meeting without the prior written consent of CBG.

(i)

In the event any of CBG or its Affiliates is legally entitled to vote as a Company Shareholder in respect of the Approval Resolution, and provided that the Company is not then in breach of this Agreement, CBG shall vote and shall cause its Affiliates to vote all Common Shares held by them in favour of the Approval Resolution.

5.6	Interim Period Covenants

The Company hereby covenants and agrees as follows:

(a)	the Company shall not complete Project Frontrunner unless and until the transactions contemplated by this Agreement are completed on the terms and conditions of this Agreement;

(b)

neither the Company nor the Company Board will fail to unanimously recommend or withdraw, amend, modify or qualifies, or publicly propose or state an intention to withdraw, amend, modify or qualify, the Company Board Recommendation.

5.7	CBG Acquisitions

Notwithstanding Section 5.2(a) of the Second Amended and Restated Investor Rights Agreement, CBG agrees that it will not acquire additional Common Shares (a) on the TSX, the NYSE or any other stock exchange, marketplace or trading market on which the Common Shares are then listed; or (b) through private agreement transactions with existing holders of Common Shares, unless and until the Effective Date has occurred or all of the Warrants have been exercised by CBG. Notwithstanding any other provision of this Agreement, this Section 5.7, shall indefinitely survive any termination of this Agreement.

ARTICLE 6

TERMINATION

6.1	Termination

This Agreement shall terminate upon the earliest of:

(a)	the date on which this Agreement is terminated by the mutual consent of the Parties;

(b)	written notice by the Company to CBG in the event the Closing has not occurred on or prior to the Outside Date;

(c)

written notice by either Party to the other if the Company Meeting is duly convened and held and the Shareholder Approval shall not have been obtained; provided that the Company may not terminate this Agreement pursuant to this Section 6.1(b) if the failure to obtain the Shareholder Approval has been caused by, or is a result of, a breach by the Company of any of its representations or warranties or the failure of the Company to perform any of its covenants or agreements under this Agreement; or

(d)

written notice by either Party to the other if the Effective Date shall not have occurred on or prior to December 31, 2019; provided that either Party will have the right to request the other Party’s consent to an extension beyond December 31, 2019 on no more than two occasions by a period of up to six months per occasion, such consent not to be unreasonably withheld as long the Company and Frontrunner are continuing to diligently cause the occurrence of the Effective

Date, including the continuing performance of their covenants under the Arrangement Agreement; provided, further, that, if the Effective Date shall not have occurred, in no event shall this Agreement be extended beyond December 31, 2020 on which date, if the Effective Date shall not have occurred, this Agreement shall automatically terminate.

ARTICLE 7

GENERAL PROVISIONS

7.1	Governing Law

This Agreement shall be governed by and construed and interpreted in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein irrespective of the choice of Laws principles.

7.2	Notices

All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 7.2):

if to the Company:

1 Hershey Drive,

Smiths Falls, Ontario K7A 0A8

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

40 King Street West, Suite 2100

Toronto, Ontario M5H 3C2

Attention:     Jonathan Sherman

if to CBG:

c/o Constellation Brands, Inc.

207 High Point Drive, Bldg. 100

Victor, New York 14564

Attention: General Counsel

and with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200

Toronto, Ontario M5X 1B8

Attention:       Emmanuel Pressman and James R. Brown

7.3	Expenses

Except as otherwise specifically provided in this Agreement: (a) each Party shall bear any costs and expenses incurred in connection with exercising its rights and performing its obligations under this Agreement; and (b) CBG and the Company shall be jointly responsible for any filing fees payable for or in respect of any application, notification or other filing made in respect of any Regulatory Approval process in respect of the transactions contemplated by the transactions contemplated by this Agreement.

7.4	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

7.5	Entire Agreement

This Agreement (including the Schedules and Exhibits hereto), together with the Second Amended and Restated Investor Rights Agreement and the Amended Warrants, constitute the entire agreement of the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and undertakings, both written and oral, between or on behalf of the Parties with respect to the subject matter of this Agreement.

7.6	Assignment; No Third-Party Beneficiaries

(a)	This Agreement shall not be assigned by any Party hereto without the prior written consent of the other Party.

(b)

This Agreement is for the sole benefit of the Parties and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

7.7	Amendment; Waiver

No provision of this Agreement may be amended or modified except by a written instrument signed by both Parties. No waiver by any Party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. The waiver by either Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

7.8	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

7.9	Rules of Construction

Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph, and Schedule are references to the Articles, Sections, paragraphs, and Schedules to this Agreement unless otherwise specified; (c) the word “including” and words of similar import shall mean “including, without limitation,”; (d) provisions shall apply, when appropriate, to successive events and transactions; (e) the headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (f) a reference to a statute includes all regulations and rules made pursuant to the statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule; and (g) this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

7.10	Currency

All references in this Agreement to “dollars” or “$” are expressed in Canadian currency, unless otherwise specifically indicated.

7.11	Further Assurances

Each of the Parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Parties may reasonably require from time to time for the purpose of giving effect to the Transaction Agreements and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of the Transaction Agreements.

7.12	Public Notices/Press Releases

CBG and the Company shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by CBG and the Company, and the content,

text and timing of each Party’s announcement shall be approved by the other Party in advance, acting reasonably. CBG and the Company agree to co-operate in the preparation of presentations, if any, to CBG’s shareholders or the Company’s shareholders regarding the transactions contemplated by this Agreement. No Party shall issue any press release or otherwise make public announcements with respect to this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); provided that, except as required by Applicable Law, in no circumstance shall any such disclosure by, or regulatory filing of, the Company or any of its Affiliates include the name of any member of CBG Group without CBG’s prior written consent, in its sole discretion.

7.13	Public Disclosure

During the period from the date hereof to the Closing, except as may be required by Applicable Law or with the prior written consent of CBG, the Company shall not make any public disclosures or public announcements, or undertake or give effect to any corporate actions, in each case that could reasonably be expected to hinder, delay or materially interfere with the consummation of the transactions contemplated under this Agreement.

7.14	Counterparts

This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or electronic transmission shall be as effective as delivery of a manually executed counterpart of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above.

CBG HOLDINGS LLC

By:	“Garth Hankinson”
Name: Garth Hankinson
Title: President

CANOPY GROWTH CORPORATION

By:	“Bruce Linton”
Name: Bruce Linton
Title: Chairman and Co-Chief
Executive Officer

Consent Agreement

SCHEDULE A

REPRESENTATIONS AND WARRANTIES OF CBG

CBG represents and warrants to and in favour of the Company and acknowledges that the Company is relying on such representations and warranties in connection with this Agreement and the transactions contemplated therein:

(a)

this Agreement has been duly authorized, executed and delivered by CBG and constitutes a legal, valid and binding obligation of CBG enforceable against CBG in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors’ rights generally, and will not violate or conflict with the constating documents of CBG or the terms of any restriction, agreement or undertaking to which CBG is subject;

(b)

CBG is a valid and subsisting limited liability company existing under the Laws of its jurisdiction of organization and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of CBG;

(c)

CBG has the necessary corporate power and authority to execute and deliver the Transaction Agreements to which it is a party and to observe and perform its covenants and obligations hereunder and thereunder and has taken all necessary action in respect thereof;

(d)

all information about the CBG Group provided by CBG to the Company for inclusion in the Company Circular will be true and accurate and will not include any Misrepresentation including concerning the CBG Group.

Schedule A-1

SCHEDULE B

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to and in favour of CBG and acknowledges that CBG is relying on such representations and warranties in connection with this Agreement and the transactions contemplated therein:

(a)

this Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors’ rights generally, and will not violate or conflict with the constating documents of the Company or the terms of any restriction, agreement or undertaking to which the Company is subject;

(b)

the Company has been duly incorporated and is validly existing as a corporation under the Laws of the jurisdiction in which it was incorporated and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Company;

(c)

the Company has the necessary corporate power and authority to execute and deliver the Transaction Agreements and to observe and perform its covenants and obligations hereunder and thereunder and has taken all necessary action in respect thereof;

(d)

the Amended Warrants described in this Agreement have been duly authorized and created and the Underlying Shares to be issued have been duly authorized and reserved for issuance and, when issued, delivered and paid for in full, will be validly issued and fully paid shares in the capital of the Company;

(e)

subject to the receipt of the Regulatory Approvals, each of the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder, the amendments to the Warrants and the consummation of the transactions contemplated in this Agreement and the other Transaction Agreements: (i) does not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any Law applicable to the Company; (B) the articles, by-laws or resolutions of the directors or shareholders of the Company; (C) any Contract to which the Company is a party or by which the Company is bound except where such conflict, breach, violation or default would not result in a Material Adverse Effect; or (D) any judgment, decree or Order binding the Company or the property or assets thereof; and (ii) does not affect the rights, duties and obligations of any parties to a Contract, nor give a party the right to terminate the Contract, by virtue of the application of terms, provisions or conditions in the Contract, except where those rights, duties or obligations, or rights to terminate, are affected in a manner that would not result in a Material Adverse Effect; and

Schedule B-1

(f)

no consent, approval, authorization, Order, filing, registration or qualification of or with any court, Governmental Authority or any other Person is required for the execution, delivery and performance by the Company of the Transaction Agreements or for the consummation of the transactions contemplated by the Transaction Agreements, except (i) such as have been obtained; (ii) Regulatory Approval, which will be obtained by the Effective Date; and (iii) any conditions precedent required to be satisfied under the Arrangement Agreement in connection with Project Frontrunner.

Schedule B-2

EXHIBIT A

FORMS OF AMENDED WARRANT CERTIFICATE

Form of Tranche A Amended Warrant Certificate

(see attached)

-

TRANCHE A

AMENDED AND RESTATED

COMMON SHARE PURCHASE WARRANT

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO CANOPY GROWTH CORPORATION (THE “CORPORATION”), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 THEREUNDER IF AVAILABLE OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

WARRANTS TO PURCHASE COMMON SHARES OF

CANOPY GROWTH CORPORATION

Warrant Certificate Number:	Number of Warrants:

2018 – A-1	88,472,861

Date:

●, 2019

Effective as of the date hereof, this Warrant Certificate amends, re-evidences, restates, replaces and supersedes 88,472,861 common share purchase warrants issued by the Company to the Holder (as each such term is defined below) pursuant to the tranche A common share purchase warrant dated November 1, 2018 (the “Original Warrant Certificate”).

THIS CERTIFIES THAT, for value received, CBG Holdings LLC (the “Holder”) is entitled, at any time prior to the Expiry Time, to purchase, at the Exercise Price, one fully paid, validly issued and non-assessable Common Share for each Warrant vested and exercisable under this Warrant Certificate, by surrendering to the Company, at its principal office at 1 Hershey Drive, Smith Falls, Ontario, K7A 0A8, this Warrant Certificate, together with a Subscription Form, duly completed and executed, and immediately available funds by wire transfer of lawful money of Canada payable to or to the order of the Company for an amount equal to the Exercise Price multiplied by the number of Common Shares subscribed for, on and subject to the terms and conditions set forth below.

Nothing contained herein shall confer any right upon the Holder to subscribe for or purchase any Common Shares at any time after the Expiry Time, and from and after the Expiry Time, this Warrant Certificate and all rights hereunder shall be void and of no value.

1.	Defined Terms

Capitalized terms used in this Warrant Certificate, including the preamble, shall have the following meanings:

“Adjustment Period” means the period commencing on the date hereof and ending at the Expiry Time.

“Affiliate” means, with respect to any Person, any Person now or hereafter existing, directly or indirectly, Controlled by, Controlling, or under common Control with, such Person, whether on or after the date hereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Smiths Falls, Ontario are authorized or required by law to close. Any event the scheduled occurrence of which would fall on a day that is not a Business Day shall be deferred until the next succeeding Business Day.

“Capital Reorganization” has the meaning ascribed to such term in Section 8(a)(iv).

“Common Share” means a common share in the capital of the Company or such other shares or other securities into which such common share is converted, exchanged, reclassified or otherwise changed, as the case may be, from time to time.

“Company” means Canopy Growth Corporation, a corporation existing under the federal laws of Canada, and its successors and assigns.

“Control” means:

(a)

in relation to a corporation, the direct or indirect beneficial ownership at the relevant time of shares of such corporation carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of the Company where such voting rights are sufficient to elect a majority of the directors of the Company;

(b)

in relation to a Person that is a partnership, limited liability company or joint venture, the direct or indirect beneficial ownership at the relevant time of more than 50% of the ownership interests of the partnership, limited liability company or joint venture in circumstances where it can reasonably be expected that the Person can direct the affairs of the partnership, limited liability company or joint venture; and

(c)	in relation to a trust, the direct or indirect beneficial ownership at the relevant time of more than 50% of the property settled under the trust;

and the words “ Controlled by”, “Controlling” and similar words have corresponding meanings; the Person who directly or indirectly Controls a Controlled Person or entity shall be deemed to Control a corporation, partnership, limited liability company, joint venture or trust which is Controlled by the Controlled Person or entity, and so on.

“Current Market Price” means, at the relevant time of reference, the price per share equal to the volume-weighted average trading price of the Common Shares on the TSX for the five Trading Days immediately preceding the relevant record date.

“Exercise Price” means $50.40.

“Expiry Time” means 5:00 p.m. (Toronto time) on November 1, 2023.

“NYSE” means the New York Stock Exchange.

“Person” means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, or any group or combination thereof.

“Rights Offering” has the meaning ascribed to such term in Section 8(a)(ii).

“Rights Period” has the meaning ascribed to such term in Section 8(a)(ii).

“Special Distribution” has the meaning ascribed to such term in Section 8(a)(iii).

“Subscription Form” means the form of subscription annexed hereto as Schedule “A”.

“Trading Day” means a day on which the TSX is open for business.

“TSX” means the Toronto Stock Exchange.

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Person” means “U.S. person” as defined in Rule 902(k) of Regulation S under the U.S.

Securities Act.

“U.S. Securities Act” means United States Securities Act of 1933, as amended.

“Warrants” means the tranche A Common Share purchase warrants represented by this Warrant Certificate.

2.	Vesting of Warrants

The Warrants represented by this Warrant Certificate are fully vested and are immediately exercisable by the Holder at any time and from time to time, commencing on the date hereof and prior to the Expiry Time.

3.	Exercise of Warrants

(a)

Subject to Section 2, the rights represented by this Warrant Certificate may be exercised by the Holder, in whole or in part, by the surrender of this Warrant Certificate, with the attached Subscription Form duly executed, at the principal office of the Company at 1 Hershey Drive, Smiths Falls, Ontario K7A 0A8 (or such other office of the Company as it may designate by notice in writing to the Holder at the address of such Holder appearing on the books of the Company at any time and from time to time during the period within which the rights represented by this Warrant Certificate may be exercised) and upon payment to or to the order of the Company of immediately available funds by wire transfer of lawful money of Canada in an amount equal to the Exercise Price per Common Share multiplied by the aggregate number of Common Shares to be issued on such exercise of this Warrant. In the event that the Holder subscribes for and purchases any such lesser number of Common Shares prior to the Expiry Time, the Holder shall be entitled to receive a replacement Warrant Certificate, without charge, representing the unexercised balance of the Warrants as soon as practicable, and in any event within five Business Days, after the Warrants represented by this Warrant Certificate shall have been so exercised.

(b)

The Company agrees that the Common Shares so purchased shall be and be deemed to be issued to the Holder as the registered owner of such Common Shares as of the close of business on the date on which both this Warrant Certificate shall have been surrendered and payment made for such Common Shares as aforesaid. Certificates for the Common Shares so purchased shall be delivered to the Holder as soon as practicable, and in any event within five Business Days, after the Warrants represented by this Warrant Certificate shall have been so exercised.

4.	Ability to Exercise

Subject to Section 2, the Warrants may be exercised in whole or in part at any time and from time to time prior to the Expiry Time. After the Expiry Time, all rights under any outstanding Warrants evidenced hereby, in respect of which the rights of subscription and purchase herein provided for shall not have been exercised, shall wholly cease and terminate and such Warrants shall be void and of no value or effect.

5.	No Fractional Common Shares

No fractional Common Shares will be issuable upon any exercise of the Warrants and the Holder will not be entitled to any cash payment or compensation in lieu of a fractional Common Share.

6.	Not a Shareholder

The holding of the Warrants shall not constitute the Holder a shareholder of the Company nor entitle the Holder to any right or interest in respect thereof, except as expressly provided in this Warrant Certificate.

7.	Covenants and Representations of the Company

The Company covenants and agrees as follows:

(a)	this Warrant Certificate is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms;

(b)

all Common Shares which may be issued upon the exercise of the rights represented by the Warrants will, upon issuance, be validly issued, fully paid and non-assessable, free from all taxes, liens and charges with respect to the issue thereof, except with respect to any applicable withholding taxes; and

(c)

during the period within which the rights represented by this Warrant Certificate may be exercised, the Company will at all times have authorized and reserved a sufficient number of its Common Shares to provide for the exercise of the rights represented by this Warrant Certificate.

8.	Anti-Dilution Protection

(a)

The Exercise Price and the number of Common Shares issuable to the Holder upon the exercise of the Warrants shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(i)	If at any time during the Adjustment Period the Company shall:

(A)	fix a record date for the issue of, or issue, Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a share dividend;

(B)

fix a record date for the distribution to, or make a distribution to, the holders of all or substantially all of the outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

(C)	subdivide the outstanding Common Shares into a greater number of Common Shares; or

(D)	consolidate the outstanding Common Shares into a smaller number of Common Shares,

(any of such events in subsections (A), (B), (C) and (D) above being called a “Common Share Reorganization”), the Exercise Price shall be adjusted on the earlier of the record date on which holders of Common Shares are determined for the purposes of the Common Share Reorganization and the effective date of the Common Share Reorganization to the amount determined by multiplying the Exercise Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

(A)	the numerator of which shall be the number of Common Shares outstanding on such record date or effective date, as the case may be, before giving effect to such Common Share Reorganization; and

(B)

the denominator of which shall be the number of Common Shares which will be outstanding immediately after giving effect to such Common Share Reorganization (including, in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date or effective date, as the case may be).

To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 8(a)(i) as a result of the fixing by the Company of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(ii)

If at any time during the Adjustment Period the Company shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of rights, options or warrants pursuant to which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (such period being the “Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or in the case of securities exchangeable for or convertible into Common Shares, at an exchange or conversion price per share) at the date of issue of such securities of less than the Current Market Price of the Common Shares on such record date (any of such events being called a “Rights Offering”), the Exercise Price shall be adjusted effective immediately after the record date for such Rights Offering to the amount determined by multiplying the Exercise Price in effect on such record date by a fraction:

(A)	the numerator of which shall be the aggregate of:

(1)	the number of Common Shares outstanding on the record date for the Rights Offering, and

(2)	the quotient determined by dividing

I.

either (a) the product of the number of Common Shares offered during the Rights Period pursuant to the Rights Offering and the price at which such Common Shares are offered, or (b) the product of the exchange or conversion price of the securities so offered and the number of Common Shares for or into which the securities offered pursuant to the Rights Offering may be exchanged or converted, as the case may be, by

II.	the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(B)

the denominator of which shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to the Rights Offering (including in the case of the issue or distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares for or into which such securities may be exchanged or converted).

If by the terms of the rights, options, or warrants referred to in this Section 8(a)(ii), there is more than one purchase, conversion or exchange price per

Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered, shall be calculated for purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 8(a)(ii) as a result of the fixing by the Company of a record date for the issue or distribution of rights, options or warrants referred to in this Section 8(a)(ii), the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(iii)	If at any time during the Adjustment Period the Company shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of:

(A)	shares of the Company of any class other than Common Shares;

(B)

rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares (other than rights, options or warrants pursuant to which holders of Common Shares are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share) at the date of issue of such securities to the holder of at least the Current Market Price of the Common Shares on such record date);

(C)	evidences of indebtedness of the Company; or

(D)	any property or assets of the Company;

and if such issue or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being called a “Special Distribution”), the Exercise Price shall be adjusted effective immediately after the record date for the Special Distribution to the amount determined by multiplying the Exercise Price in effect on the record date for the Special Distribution by a fraction:

(1)	the numerator of which shall be the difference between:

I.	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, and

II.	the fair value, as determined in good faith by the directors of the Company, to the holders of

Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or assets to be issued or distributed in the Special Distribution; and

(2)	the denominator of which shall be the product obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 8(a)(iii) as a result of the fixing by the Company of a record date for the issue or distribution of rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares referred to in this Section 8(a)(iii), the Exercise Price shall be readjusted immediately after the expiry of any relevant exercise, exchange or conversion right to the amount which would then be in effect based upon the number of Common Shares issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(iv)	If at any time during the Adjustment Period there shall occur:

(A)

a reclassification or redesignation of the Common Shares, any change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than a Common Share Reorganization;

(B)

a consolidation, amalgamation, arrangement or merger of the Company with or into another body corporate which results in a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities;

(C)	the transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another company or entity;

(any of such events being called a “Capital Reorganization”), after the effective date of the Capital Reorganization the Holder shall be entitled to receive, and shall accept, for the same aggregate consideration, upon exercise of the Warrants, in lieu of the number of Common Shares to which the Holder was theretofore entitled upon the exercise of the Warrants, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization which the Holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares which the Holder was theretofore entitled to purchase or receive upon the exercise of the Warrants. If necessary, as a result of any such Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this Warrant Certificate with respect to the rights and interests thereafter of the Holder to the end that the provisions shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants.

(v)

If at any time during the Adjustment Period any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of Sections 8(a)(i) or 8(a)(iii) of this Warrant Certificate, then the number of Common Shares purchasable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.

(b)	The following rules and procedures shall be applicable to adjustments made pursuant to Section 8(a) of this Warrant Certificate:

(i)

subject to the following sections of this Section 8(b), any adjustment made pursuant to Section 8(a) of this Warrant Certificate shall be made successively whenever an event referred to therein shall occur;

(ii)

no adjustment in the Exercise Price shall be required unless such adjustment would result in a change of at least one percent in the then Exercise Price and no adjustment shall be made in the number of Common Shares purchasable or issuable on the exercise of the Warrants unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which except for the provision of this Section 8(b)(ii) would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment. Notwithstanding any other provision of Section 8(a) of this Warrant Certificate, no adjustment of the Exercise Price shall be made which would result in an increase in the Exercise Price or a decrease in the number of Common Shares issuable upon the exercise of the Warrants (except in respect of a consolidation of the outstanding Common Shares);

(iii)

if at any time during the Adjustment Period the Company shall take any action affecting the Common Shares, other than an action or event described in Section 8(a) of this Warrant Certificate, which in the opinion of the directors of the Company would have an adverse effect upon the rights of the Holder, the Exercise Price and/or the number of Common Shares purchasable under the Warrants shall, subject to any necessary regulatory approval, be adjusted in such manner and at such time as the directors of the Company may determine to be equitable in the circumstances, provided that no such action shall be taken unless and until the Holder has been provided with notice of such proposed action and the consequences thereof;

(iv)

if the Company sets a record date to determine holders of Common Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and shall thereafter and before the distribution to such holders of any such dividend, distribution or subscription or purchase rights legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable under the Warrants shall be required by reason of the setting of such record date;

(v)

no adjustment in the Exercise Price or in the number or kind of securities purchasable on the exercise of the Warrants shall be made in respect of any event described in Section 8 of this Warrant Certificate if (subject to TSX and NYSE approval) the Holder is entitled to participate in such event on the same terms mutatis mutandis as if the Holder had exercised the Warrants prior to or on the record date or effective date, as the case may be, of such event. Any such participation by the Holder is subject to regulatory approval; and

(vi)

in any case in which this Warrant Certificate shall require that an adjustment shall become effective immediately after a record date for an event referred to in Section 8(a) hereof, the Company may defer, until the occurrence of such event:

(A)

issuing to the Holder, to the extent that the Warrants are exercised after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; and

(B)	delivering to the Holder any distribution declared with respect to such additional Common Shares after such record date and before such event;

provided, however, that the Company shall deliver to the Holder an appropriate instrument evidencing the right of the Holder upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Common Shares purchasable upon the exercise of the Warrants and to such distribution declared with respect to any such additional Common Shares issuable on the exercise of the Warrants.

(c)

At least 10 days prior to the earlier of the record date or effective date of any event which requires or might require an adjustment in any of the rights of the Holder under this Warrant Certificate, including the Exercise Price or the number of Common Shares which may be purchased under this Warrant Certificate, the Company shall deliver to the Holder a certificate of the Company specifying the particulars of such event and, if determinable, the required adjustment and the calculation of such adjustment. In case any adjustment for which a notice in this Section 8(c) has been given is not then determinable, the Company shall promptly after such adjustment is determinable deliver to the Holder a certificate providing the calculation of such adjustment. The Company hereby covenants and agrees that the Company will not take any action which might deprive the Holder of the opportunity of exercising the rights of subscription contained in this Warrant Certificate, during such 10 day period.

(d)

In connection with any: (i) reclassification or redesignation of the Common Shares, any change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than as set forth in this Section 8; (ii) consolidation, amalgamation, arrangement or merger of the Company with or into another body corporate which results in a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities (including, without limitation, pursuant to a “take-over bid”, “tender offer” or other acquisition of all or substantially all of the outstanding Common Shares); or (iii) sale, transfer or lease to another corporation of all or substantially all the property or assets of the Company, the Holder shall have the right thereafter, upon payment of the Exercise Price in effect immediately prior to such action, to purchase upon exercise of each Warrant the kind and amount of shares and other securities and property which it would have owned or have been entitled to receive after the happening of such reclassification, redesignation, consolidation, amalgamation, arrangement, merger, sale, transfer or lease had such Warrant been exercised immediately prior to such action, and the Holder shall be bound to accept such shares and other securities and property in lieu of the Common Shares to which it was previously entitled; provided, however, that no adjustment in respect of dividends, interest or other income on or from such shares or other securities and property shall be made during the term of a Warrant or upon the exercise of a Warrant. If necessary, as a result of any actions contemplated by this paragraph, appropriate adjustments shall be made in the application of the provisions of this Warrant Certificate with respect to the rights and interests thereafter of the Holder to the end that the provisions shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants. The provisions of this paragraph shall similarly apply to successive consolidations, mergers, amalgamation, sales, transfers or leases.

9.	U.S. Registration

This Warrant and the Common Shares issuable upon exercise of this Warrant have not been and will not be registered under the U.S. Securities Act or under state securities laws of any state in the United States. Accordingly, this Warrant may not be transferred or exercised in the United States or by or on behalf of a U.S. Person or a person in the United States unless an exemption is available from the registration requirements of the U.S. Securities Act and applicable state securities laws and, if required by the Company, the holder of this Warrant has furnished an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect, as applicable.

10.	Authorized Shares

As a condition precedent to the taking of any action which would require an adjustment pursuant to Section 8 of this Warrant Certificate, the Company shall take any action which may be necessary in order that the Company has issued and reserved in its authorized capital, and may validly and legally issue as fully paid and non-assessable, all of the Common Shares (or other shares and securities, if applicable) which the Holder of the Warrants is entitled to receive on the exercise hereof.

11.	Mutilated or Missing Warrant Certificate

Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant Certificate and, in the case of any such loss, theft or destruction, upon delivery of a bond or indemnity satisfactory to the Company, or, in the case of any such mutilation, upon surrender or cancellation of this Warrant Certificate, the Company will issue to the Holder a new warrant certificate of like tenor, in lieu of this Warrant Certificate, representing the right to subscribe for and purchase the number of Common Shares which may be subscribed for and purchased hereunder.

12.	Merger and Successors

(a)

Nothing herein contained shall prevent any consolidation, amalgamation or merger of the Company with or into any other Person or Persons, or a conveyance or transfer of all or substantially all of the properties and estates of the Company as an entirety to any Person lawfully entitled to acquire and operate same, provided, however, that the Person formed by such consolidation, amalgamation, arrangement or merger or which acquires by conveyance or transfer all or substantially all of the properties and estates of the Company as an entirety shall, simultaneously with such amalgamation, arrangement, merger, conveyance or transfer, assume the due and punctual performance and observance of all the covenants and conditions hereof to be performed or observed by the Company.

(b)

In case the Company, pursuant to Section 12(a), shall be consolidated, amalgamated or merged with or into any other Person or Persons or shall convey or transfer all or substantially all of its properties and estates as an entirety to any other Person, the successor Person formed by such consolidation, amalgamation or arrangement, or into which the Company shall have been consolidated, amalgamated or merged or which shall have received a conveyance or transfer as aforesaid, shall succeed to and be substituted for the Company hereunder and such changes in phraseology and form (but not in substance) may be made in this Warrant Certificate as may be appropriate in view of such amalgamation, arrangement, merger or transfer.

13.	Amendment

This Warrant Certificate may only be amended with the prior written consent of the Company and the Holder.

14.	Severability

If any term or other provision of this Warrant Certificate is invalid, illegal or incapable of being enforced under any applicable law or as a matter of public policy, all other conditions and provisions of this Warrant Certificate shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Company and the Holder shall negotiate in good faith to modify this Warrant Certificate so as to effect the original intent of the Company and the Holder as closely as possible in a mutually acceptable manner in order that the provisions of this Warrant Certificate be consummated as originally contemplated to the greatest extent possible.

15.	Governing Law

This Warrant Certificate shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein irrespective of the choice of laws principles.

16.	Transferability

Subject only to applicable securities laws, the Warrants represented by this Warrant Certificate are transferable by the Holder to any of its Affiliates and the term “Holder” shall mean and include any successor, transferee or assignee of the current or any future Holder. The Warrants represented by this Warrant Certificate may be transferred by the Holder completing and delivering to the Company the transfer form attached hereto as Schedule “B”. For greater certainty, the Warrants represented by this Warrant Certificate are not transferrable except as described in this Section 16 or with the prior written consent of the Company.

17.	Enurement

This Warrant Certificate and all of its provisions shall enure to the benefit of the Holder and its permitted assigns and successors and shall be binding upon the Company and its successors and permitted assigns.

18.	Notice

All notices, requests, claims, demands and other communications under this Warrant Certificate shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service or by registered or certified mail (postage prepaid, return receipt requested) to the Holder and the Company at the following addresses (or at such other address as shall be specified in a notice given in accordance with this Section 18):

(a)	if to the Holder at:

c/o Constellation Brands, Inc.

207 High Point Drive, Bldg. 100

Victor, New York 14564

Attention: General Counsel

and with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200

Toronto, Ontario M5X 1B8

Attention: Emmanuel Pressman and James R. Brown

(b)	if to the Company at:

1 Hershey Drive,

Smiths Falls, ON K7A 0A8

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

40 King Street West, Suite 2100

Toronto, Ontario M5H 3C2

Attention:    Jonathan Sherman

19.	Further Assurances

The Company shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the Holder may reasonably require from time to time for the purpose of giving effect to this Warrant Certificate and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Warrant Certificate.

20.	Currency

All dollar amounts referred to in this Warrant Certificate are in Canadian dollars.

[Signature page follows]

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed by a duly authorized signatory effective as of the date first written above.

CANOPY GROWTH CORPORATION

By:
Name:
Title:

ACKNOWLEDGEMENT

IN WITNESS WHEREOF, the Holder hereby acknowledges, confirms and consents to the amendment and restatement of the Original Warrant Certificate as set out in this Amended and Restated Warrant Certificate.

CBG HOLDINGS LLC

By:
Name:
Title:

SCHEDULE “A”

SUBSCRIPTION FORM

TO:	CANOPY GROWTH CORPORATION

Terms which are not otherwise defined herein shall have the meanings ascribed to such terms in the Warrant Certificate held by the undersigned and issued by Canopy Growth Corporation (the “Company”).

The undersigned hereby exercises the right to acquire _______________ Common Shares of the Company in accordance with and subject to the provisions of such Warrant Certificate and herewith makes payment of the Exercise Price in full for the said number of Common Shares.

(Please check the ONE box applicable):

☐ A

The undersigned holder (i) at the time of exercise of the Warrant is not in the United States; (ii) is not a U.S. Person (iii) is not exercising the Warrant on behalf of a U.S. Person or a person in the United States; and (iv) did not execute or deliver this exercise form in the United States.

☐ B.

The undersigned holder (i) purchased the Warrants for its own account or the account of another “accredited investor” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act (“Accredited Investor”); (ii) is exercising the Warrants solely for its own account or for the account of such other Accredited Investor; (iii) each of it and such other person, if any, was an Accredited Investor on the date the Warrants were acquired and is an Accredited Investor on the date of exercise of the Warrants; and (iv) the representations and warranties made by the holder or any beneficial purchaser, as the case may be, to the Company in connection with the acquisition of the Warrants remain true and correct on the date hereof.

☐ C.

The undersigned holder has delivered to the Company an opinion of counsel (which will not be sufficient unless it is from counsel of recognized standing and in form and substance reasonably satisfactory to the Company) to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

The Common Shares are to be issued, registered and delivered as follows:

Name:

Address in full:

Note: If further nominees are intended, please attach (and initial) a schedule giving these particulars.

DATED this _______ day of __________________, 20___.

Signature Guaranteed (if required)	(Signature of Warrantholder)

Print full name

Print full address

Note:

The undersigned holder understands that unless Box A above is checked, the certificate representing the Common Shares issuable upon exercise of the Warrants will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available. Certificates representing such Common Shares will not be registered or delivered to an address in the United States unless Box B or Box C above is checked. If Box C is checked, any opinion tendered must be in form and substance reasonably satisfactory to the Company. Holders planning to deliver an opinion of counsel in connection with the exercise of the Warrant should contact the Company in advance to determine whether any opinions to be tendered will be acceptable to the Company.

If Box B or Box C is checked, any certificate representing the Common Shares issued upon exercise of this Warrant will bear an applicable United States restrictive legend.

Instructions:

The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised to the Company.

The signature on this Subscription Form must correspond in every particular with the name shown on the face of the Warrant Certificate without alteration or any change whatsoever or this Subscription Form must be signed by a duly authorized signing officer of the Holder. If this Subscription Form is signed by a duly authorized signing officer of the Holder, the Warrant Certificate must be accompanied by evidence of authority to sign.

If the Subscription Form indicates that Common Shares are to be issued to a Person or Persons other than the registered holder of the Warrant Certificate or an affiliate of such registered holder, the endorsement must be signature guaranteed, in either case, by a Canadian chartered bank, or a member of a recognized Securities Transfer Agents Medallion Program (STAMP). The stamp affixed thereon by the guarantor must bear the actual words “Signature Guarantee”, or “Signature Medallion Guaranteed” or in accordance with industry standards.

The certificates will be mailed by registered mail to the Holder(s) at the address(es) appearing in this Subscription Form.

If any Warrants represented by this certificate are not being exercised, a new Warrant Certificate will be issued and delivered to the Holder with the Common Share certificates in accordance with the provisions of the Warrant Certificate.

SCHEDULE “B”

TRANSFER FORM

TO:	CANOPY GROWTH CORPORATION

FOR    VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                                                                                        (include name and address of the transferee) ______________ (include number) Warrants exercisable for common shares of Canopy Growth Corporation (the “Company”) registered in the name of the undersigned on the register of the Company maintained therefor, and hereby irrevocably appoints ________________________________________ the attorney of the undersigned to transfer the said securities on the books maintained by the Company with full power of substitution.

THE UNDERSIGNED TRANSFEROR HEREBY CERTIFIES AND DECLARES that the Warrants are not being offered, sold or transferred to, or for the account or benefit of, a “U.S. person” (as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) or a person within the United States unless the Warrants are registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available.

DATED this _________ day of ___________________, 20____.

Signature Guaranteed	(Signature of Warrantholder)

Print full name

Print full address

Instructions:

The signature on this Transfer Form must correspond in every particular with the name shown on the face of the Warrant Certificate without alteration or any change whatsoever or this Subscription Form must be signed by a duly authorized signing officer of the Holder. If this Subscription Form is signed by a duly authorized signing officer of the Holder, the Warrant Certificate must be accompanied by evidence of authority to sign.

The endorsement must be signature guaranteed, in either case, by a Canadian chartered bank, or a member of a recognized Securities Transfer Agents Medallion Program (STAMP). The stamp affixed thereon by the guarantor must bear the actual words “Signature Guarantee”, or “Signature Medallion Guaranteed” or in accordance with industry standards.

If any Warrants represented by this certificate are not being transferred, a new Warrant Certificate will be issued and delivered to the Holder.

Form of Tranche B Amended Warrant Certificate

(see attached)

Exhibit A-3

TRANCHE B

AMENDED AND RESTATED

COMMON SHARE PURCHASE WARRANT

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO CANOPY GROWTH CORPORATION (THE “CORPORATION”), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 THEREUNDER IF AVAILABLE OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

WARRANTS TO PURCHASE COMMON SHARES OF

CANOPY GROWTH CORPORATION

Warrant Certificate Number:	Number of Warrants:

2018 – B-1	38,454,444

Date:

●, 2019

Effective as of the date hereof, this Warrant Certificate amends, re-evidences, restates, replaces and supersedes 38,454,444 common share purchase warrants issued by the Company to the Holder (as each such term is defined below) pursuant to the tranche B common share purchase warrant dated November 1, 2018 (the “Original Warrant Certificate”).

THIS CERTIFIES THAT, for value received, CBG Holdings LLC (the “Holder”) is entitled, at any time prior to the Expiry Time, to purchase, at the Exercise Price, one fully paid, validly issued and non-assessable Common Share for each Warrant vested and exercisable under this Warrant Certificate, by surrendering to the Company, at its principal office at 1 Hershey Drive, Smith Falls, Ontario, K7A 0A8, this Warrant Certificate, together with a Subscription Form, duly completed and executed, and immediately available funds by wire transfer of lawful money of Canada payable to or to the order of the Company for an amount equal to the Exercise Price multiplied by the number of Common Shares subscribed for, on and subject to the terms and conditions set forth below.

Nothing contained herein shall confer any right upon the Holder to subscribe for or purchase any Common Shares at any time after the Expiry Time, and from and after the Expiry Time, this Warrant Certificate and all rights hereunder shall be void and of no value.

1.	Defined Terms

Capitalized terms used in this Warrant Certificate, including the preamble, shall have the following meanings:

“Adjustment Period” means the period commencing on the date hereof and ending at the Expiry Time.

“Affiliate” means, with respect to any Person, any Person now or hereafter existing, directly or indirectly, Controlled by, Controlling, or under common Control with, such Person, whether on or after the date hereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Smiths Falls, Ontario are authorized or required by law to close. Any event the scheduled occurrence of which would fall on a day that is not a Business Day shall be deferred until the next succeeding Business Day.

“Capital Reorganization” has the meaning ascribed to such term in Section 10(a)(iv).

“Common Share” means a common share in the capital of the Company or such other shares or other securities into which such common share is converted, exchanged, reclassified or otherwise changed, as the case may be, from time to time.

“Company” means Canopy Growth Corporation, a corporation existing under the federal laws of Canada, and its successors and assigns.

“Consent Agreement” means the consent agreement between the Holder and the Company dated April 18, 2019.

“Control” means:

(a)

in relation to a corporation, the direct or indirect beneficial ownership at the relevant time of shares of such corporation carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of the Company where such voting rights are sufficient to elect a majority of the directors of the Company;

(b)

in relation to a Person that is a partnership, limited liability company or joint venture, the direct or indirect beneficial ownership at the relevant time of more than 50% of the ownership interests of the partnership, limited liability company or joint venture in circumstances where it can reasonably be expected that the Person can direct the affairs of the partnership, limited liability company or joint venture; and

(c)	in relation to a trust, the direct or indirect beneficial ownership at the relevant time of more than 50% of the property settled under the trust;

and the words “ Controlled by”, “Controlling” and similar words have corresponding meanings; the Person who directly or indirectly Controls a Controlled Person or entity shall be deemed to Control a corporation, partnership, limited liability company, joint venture or trust which is Controlled by the Controlled Person or entity, and so on.

“Current Market Price” means, at the relevant time of reference, the price per share equal to the volume-weighted average trading price of the Common Shares on the TSX for the five Trading Days immediately preceding the relevant record date.

“Exercise Price” means $76.68, as may be adjusted in accordance with this Warrant Certificate.

“Expiry Time” means 5:00 p.m. (Toronto time) on November 1, 2026.

“NYSE” means the New York Stock Exchange.

“Person” means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, or any group or combination thereof.

“Repurchase Period” means the period commencing on April 18, 2019 and ending on the date that is 24 months after the date that all of the Tranche A Warrants have been exercised by the Holder.

“Rights Offering” has the meaning ascribed to such term in Section 10(a)(ii).

“Rights Period” has the meaning ascribed to such term in Section 10(a)(ii).

“Special Distribution” has the meaning ascribed to such term in Section 10(a)(iii).

“Subscription Form” means the form of subscription annexed hereto as Schedule “A”.

“Trading Day” means a day on which the TSX is open for business.

“Tranche A Warrants ” means the 88,472,861 Common Share purchase warrants represented by the tranche A amended and restated warrant certificate issued by the Company to the Holder on the date hereof.

“Tranche C Warrants” means the 12,818,148 Common Share purchase warrants represented by the tranche C warrant certificate issued by the Company to the Holder on the date hereof.

“Tranche C Warrant Certificate” means the warrant certificate representing the Tranche C Warrants.

“TSX” means the Toronto Stock Exchange.

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Person” means “U.S. person” as defined in Rule 902(k) of Regulation S under the U.S.

Securities Act.

“U.S. Securities Act” means United States Securities Act of 1933, as amended.

“Warrants” means the tranche B Common Share purchase warrants represented by this Warrant Certificate.

2.	Vesting of Warrants

The Warrants represented by this Warrant Certificate shall vest and become immediately exercisable once all Tranche A Warrants have been exercised in accordance with their terms, and shall remain exercisable by the Holder, in whole or in part at any time, and from time to time, thereafter and prior to the Expiry Time.

3.	Exercise of Warrants

(a)

Subject to Section 2, the rights represented by this Warrant Certificate may be exercised by the Holder, in whole or in part, by the surrender of this Warrant Certificate, with the attached Subscription Form duly executed, at the principal office of the Company at 1 Hershey Drive, Smiths Falls, Ontario K7A 0A8 (or such other office of the Company as it may designate by notice in writing to the Holder at the address of such Holder appearing on the books of the Company at any time and from time to time during the period within which the rights represented by this Warrant Certificate may be exercised) and upon payment to or to the order of the Company of immediately available funds by wire transfer of lawful money of Canada in an amount equal to the Exercise Price per Common Share multiplied by the aggregate number of Common Shares to be issued on such exercise of this Warrant (as such amount may be adjusted in accordance with Section 5). In the event that the Holder subscribes for and purchases any such lesser number of Common Shares prior to the Expiry Time, the Holder shall be entitled to receive a replacement Warrant Certificate, without charge, representing the unexercised balance of the Warrants as soon as practicable, and in any event within five Business Days, after the Warrants represented by this Warrant Certificate shall have been so exercised.

(b)

The Company agrees that the Common Shares so purchased shall be and be deemed to be issued to the Holder as the registered owner of such Common Shares as of the close of business on the date on which both this Warrant Certificate shall have been surrendered and payment made for such Common Shares as aforesaid. Certificates for the Common Shares so purchased shall be delivered to the Holder as soon as practicable, and in any event within five Business Days, after the Warrants represented by this Warrant Certificate shall have been so exercised.

4.	Ability to Exercise

Subject to Section 2, the Warrants may be exercised in whole or in part at any time and from time to time prior to the Expiry Time. After the Expiry Time, all rights under any outstanding Warrants evidenced hereby, in respect of which the rights of subscription and purchase herein provided for shall not have been exercised, shall wholly cease and terminate and such Warrants shall be void and of no value or effect.

5.	Exercise Price Credit

If, for any reason, the Company has not within the Repurchase Period, purchased for cancellation Common Shares required to be purchased pursuant to section 2.3 of the Consent Agreement, the Company hereby agrees and acknowledges that the Holder will be credited an amount (the “Credit Amount”) that will reduce the aggregate exercise price otherwise payable by the Holder upon each exercise of the Warrants represented by this Warrant Certificate equal to the difference between:

(a)	$1,582,995,262; and

(b)	the actual purchase price paid by the Company in purchasing Common Shares pursuant to section 2.3 of the Consent Agreement.

6.	No Fractional Common Shares

No fractional Common Shares will be issuable upon any exercise of the Warrants and the Holder will not be entitled to any cash payment or compensation in lieu of a fractional Common Share.

7.	Not a Shareholder

The holding of the Warrants shall not constitute the Holder a shareholder of the Company nor entitle the Holder to any right or interest in respect thereof, except as expressly provided in this Warrant Certificate.

8.	Covenants and Representations of the Company

The Company covenants and agrees as follows:

(a)	this Warrant Certificate is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms;

(b)

all Common Shares which may be issued upon the exercise of the rights represented by the Warrants will, upon issuance, be validly issued, fully paid and non-assessable, free from all taxes, liens and charges with respect to the issue thereof, except with respect to any applicable withholding taxes; and

(c)

during the period within which the rights represented by this Warrant Certificate may be exercised, the Company will at all times have authorized and reserved a sufficient number of its Common Shares to provide for the exercise of the rights represented by this Warrant Certificate.

9.	Covenant of the Holder

(a)

The Holder covenants and agrees that in respect of each Common Share purchased by the Holder or any affiliate of the Holder, including Greenstar Canada Investment Limited Partnership and Constellation Brands, Inc. and its Subsidiaries (as defined in National Instrument 45-106 – Prospectus Exemptions), (i) on the TSX, the NYSE or any other stock exchange, marketplace or trading market on which the Common Shares are then listed; or (ii) through private agreement transactions with existing holders of Common Shares, the number of Warrants represented by this Warrant Certificate shall be reduced by the number of Common Shares so acquired (up to an aggregate maximum reduction of 20,000,000 Common Shares less the number of Common Shares, if any, by which the Tranche C Warrants have been reduced pursuant to section 9(a) of the Tranche C Warrant Certificate).

(b)	At the time of exercise of the Warrants, the Holder shall confirm the number of Common Shares purchased as contemplated by Section 9(a).

(c)

For certainty, the aggregate reduction in the number of Warrants represented by this Warrant Certificate pursuant to Section 9(a) hereof and in the number of Tranche C Warrants represented by the Tranche C Warrant Certificate pursuant to section 9(a) thereof shall not exceed 20,000,000 Warrants.

(d)

The Holder shall have the right, but not the obligation, to surrender this Warrant Certificate at the principal office of the Company at 1 Hershey Drive, Smiths Falls, Ontario K7A 0A8 (or such other office of the Company as it may designate by notice in writing to the Holder at the address of such Holder appearing on the books of the Company at any time and from time to time during the period within which the rights represented by this Warrant Certificate may be exercised) and, if the Holder exercises such right, the Holder shall thereafter be entitled to receive a replacement Warrant Certificate, without charge, representing the reduced balance of the Warrants as soon as practicable, and in any event within five Business Days, after the Warrants represented by this Warrant Certificate shall have been so surrendered and cancelled. If the Holder does not exercise such right, this Warrant Certificate shall continue to evidence in full the Warrants and the number of Warrants indicated on the cover page of this Warrant Certificate shall be deemed to be reduced by the number of Warrants contemplated by Section 9(a) hereof.

10.	Anti-Dilution Protection

(a)

The Exercise Price and the number of Common Shares issuable to the Holder upon the exercise of the Warrants shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(i)	If at any time during the Adjustment Period the Company shall:

(A)	fix a record date for the issue of, or issue, Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a share dividend;

(B)

fix a record date for the distribution to, or make a distribution to, the holders of all or substantially all of the outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

(C)	subdivide the outstanding Common Shares into a greater number of Common Shares; or

(D)	consolidate the outstanding Common Shares into a smaller number of Common Shares,

(any of such events in subsections (A), (B), (C) and (D) above being called a “Common Share Reorganization”), the Exercise Price shall be adjusted on the earlier of the record date on which holders of Common Shares are determined for the purposes of the Common Share Reorganization and the effective date of the Common Share Reorganization to the amount determined by multiplying the Exercise Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

(A)	the numerator of which shall be the number of Common Shares outstanding on such record date or effective date, as the case may be, before giving effect to such Common Share Reorganization; and

(B)

the denominator of which shall be the number of Common Shares which will be outstanding immediately after giving effect to such Common Share Reorganization (including, in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date or effective date, as the case may be).

To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 10(a)(i) as a result of the fixing by the Company of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(ii)

If at any time during the Adjustment Period the Company shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of rights, options or warrants pursuant to which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (such period being the “Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or in the case of securities exchangeable for or convertible into Common Shares, at an exchange or conversion price per share) at the date of issue of such securities of less than the Current Market Price of the Common Shares on such record date (any of such events being called a “Rights Offering”), the Exercise Price shall be adjusted effective immediately after the record date for such Rights Offering to the amount determined by multiplying the Exercise Price in effect on such record date by a fraction:

(A)	the numerator of which shall be the aggregate of:

(1)	the number of Common Shares outstanding on the record date for the Rights Offering, and

(2)	the quotient determined by dividing

I.

either (a) the product of the number of Common Shares offered during the Rights Period pursuant to the Rights Offering and the price at which such Common Shares are offered, or (b) the product of the exchange or conversion price of the securities so offered and the number of Common Shares for or into which the securities offered pursuant to the Rights Offering may be exchanged or converted, as the case may be, by

II.	the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(B)

the denominator of which shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to the Rights Offering (including in the case of the issue or distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares for or into which such securities may be exchanged or converted).

If by the terms of the rights, options, or warrants referred to in this Section 10(a)(ii), there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered, shall be calculated for purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 10(a)(ii) as a result of the fixing by the Company of a record date for the issue or distribution of rights, options or warrants referred to in this Section 10(a)(ii), the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(iii)	If at any time during the Adjustment Period the Company shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of:

(A)	shares of the Company of any class other than Common Shares;

(B)

rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares (other than rights, options or warrants pursuant to which holders of Common Shares are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share) at the date of issue of such securities to the holder of at least the Current Market Price of the Common Shares on such record date);

(C)	evidences of indebtedness of the Company; or

(D)	any property or assets of the Company;

and if such issue or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being called a “Special Distribution”), the Exercise Price shall be adjusted effective immediately after the record date for the Special Distribution to the amount determined by multiplying the Exercise Price in effect on the record date for the Special Distribution by a fraction:

(1)	the numerator of which shall be the difference between:

I.	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, and

II.

the fair value, as determined in good faith by the directors of the Company, to the holders of Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or assets to be issued or distributed in the Special Distribution; and

(2)	the denominator of which shall be the product obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 10(a)(iii) as a result of the fixing by the Company of a record date for the issue or distribution of rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares referred to in this Section 10(a)(iii), the Exercise Price shall be readjusted immediately after the expiry of any relevant exercise, exchange or conversion right to the amount which would then be in effect based upon the number of Common Shares issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(iv)	If at any time during the Adjustment Period there shall occur:

(A)

a reclassification or redesignation of the Common Shares, any change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than a Common Share Reorganization;

(B)

a consolidation, amalgamation, arrangement or merger of the Company with or into another body corporate which results in a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities;

(C)	the transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another company or entity;

(any of such events being called a “Capital Reorganization”), after the effective date of the Capital Reorganization the Holder shall be entitled to receive, and shall accept, for the same aggregate consideration, upon exercise of the Warrants, in lieu of the number of Common Shares to which the Holder was theretofore entitled upon the exercise of the Warrants, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization which the Holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares which the Holder was theretofore entitled to purchase or receive upon the exercise of the Warrants. If necessary, as a result of any such Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this Warrant Certificate with respect to the rights and interests thereafter of the Holder to the end that the provisions shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants.

(v)

If at any time during the Adjustment Period any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of Sections 10(a)(i) or 10(a)(iii) of this Warrant Certificate, then the number of Common Shares purchasable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.

(b)	The following rules and procedures shall be applicable to adjustments made pursuant to Section 10(a) of this Warrant Certificate:

(i)

subject to the following sections of this Section 10(b), any adjustment made pursuant to Section 10(a) of this Warrant Certificate shall be made successively whenever an event referred to therein shall occur;

(ii)

no adjustment in the Exercise Price shall be required unless such adjustment would result in a change of at least one percent in the then Exercise Price and no adjustment shall be made in the number of Common Shares purchasable or issuable on the exercise of the Warrants unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which except for the provision of this Section 10(b)(ii) would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment. Notwithstanding any other provision of Section 10(a) of this Warrant Certificate, no adjustment of the Exercise Price shall be made which would result in an increase in the Exercise Price or a decrease in the number of Common Shares issuable upon the exercise of the Warrants (except in respect of a consolidation of the outstanding Common Shares);

(iii)

if at any time during the Adjustment Period the Company shall take any action affecting the Common Shares, other than an action or event described in Section 10(a) of this Warrant Certificate, which in the opinion of the directors of the Company would have an adverse effect upon the rights of the Holder, the Exercise Price and/or the number of Common Shares purchasable under the Warrants shall, subject to any necessary regulatory approval, be adjusted in such manner and at such time as the directors of the Company may determine to be equitable in the circumstances, provided that no such action shall be taken unless and until the Holder has been provided with notice of such proposed action and the consequences thereof;

(iv)

if the Company sets a record date to determine holders of Common Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and shall thereafter and before the distribution to such holders of any such dividend, distribution or subscription or purchase rights legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable under the Warrants shall be required by reason of the setting of such record date;

(v)

no adjustment in the Exercise Price or in the number or kind of securities purchasable on the exercise of the Warrants shall be made in respect of any event described in Section 10 of this Warrant Certificate if (subject to TSX and NYSE approval) the Holder is entitled to participate in such event on the same terms mutatis mutandis as if the Holder had exercised the Warrants prior to or on the record date or effective date, as the case may be, of such event. Any such participation by the Holder is subject to regulatory approval; and

(vi)

in any case in which this Warrant Certificate shall require that an adjustment shall become effective immediately after a record date for an event referred to in Section 10(a) hereof, the Company may defer, until the occurrence of such event:

(A)

issuing to the Holder, to the extent that the Warrants are exercised after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; and

(B)	delivering to the Holder any distribution declared with respect to such additional Common Shares after such record date and before such event;

provided, however, that the Company shall deliver to the Holder an appropriate instrument evidencing the right of the Holder upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Common Shares purchasable upon the exercise of the Warrants and to such distribution declared with respect to any such additional Common Shares issuable on the exercise of the Warrants.

(c)

At least 10 days prior to the earlier of the record date or effective date of any event which requires or might require an adjustment in any of the rights of the Holder under this Warrant Certificate, including the Exercise Price or the number of Common Shares which may be purchased under this Warrant Certificate, the Company shall deliver to the Holder a certificate of the Company specifying the particulars of such event and, if determinable, the required adjustment and the calculation of such adjustment. In case any adjustment for which a notice in this Section 10(c) has been given is not then determinable, the Company shall promptly after such adjustment is determinable deliver to the Holder a certificate providing the calculation of such adjustment. The Company hereby covenants and agrees that the Company will not take any action which might deprive the Holder of the opportunity of exercising the rights of subscription contained in this Warrant Certificate, during such 10 day period.

(d)

In connection with any: (i) reclassification or redesignation of the Common Shares, any change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than as set forth in this Section 10; (ii) consolidation, amalgamation, arrangement or merger of the Company with or into another body corporate which results in a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities (including, without limitation, pursuant to a “take-over bid”, “tender offer” or other acquisition of all or substantially all of the outstanding Common Shares); or (iii) sale, transfer or lease to another corporation of all or substantially all the property or assets of the Company, the Holder shall have the right thereafter, upon payment of the Exercise Price in effect immediately prior to such action, to purchase upon exercise of each Warrant the kind and amount of shares and other securities and property which it would have owned or have been entitled to receive after the happening of such reclassification, redesignation, consolidation, amalgamation, arrangement, merger, sale, transfer or lease had such Warrant been exercised immediately prior to such action, and the Holder shall be bound to accept such shares and other securities and property in lieu of the Common Shares to which it was previously entitled; provided, however, that no adjustment in respect of dividends, interest or other income on or from such shares or other securities and property shall be made during the term of a Warrant or upon the exercise of a Warrant. If necessary, as a result of any actions contemplated by this paragraph, appropriate adjustments shall be made in the application of the provisions of this Warrant Certificate with respect to the rights and interests thereafter of the Holder to the end that the provisions shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants. The provisions of this paragraph shall similarly apply to successive consolidations, mergers, amalgamation, sales, transfers or leases.

11.	U.S. Registration

This Warrant and the Common Shares issuable upon exercise of this Warrant have not been and will not be registered under the U.S. Securities Act or under state securities laws of any state in the United States. Accordingly, this Warrant may not be transferred or exercised in the United States or by or on behalf of a U.S. Person or a person in the United States unless an exemption is available from the registration requirements of the U.S. Securities Act and applicable state securities laws and, if required by the Company, the holder of this Warrant has furnished an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect, as applicable.

12.	Authorized Shares

As a condition precedent to the taking of any action which would require an adjustment pursuant to Section 10 of this Warrant Certificate, the Company shall take any action which may be necessary in order that the Company has issued and reserved in its authorized capital, and may validly and legally issue as fully paid and non-assessable, all of the Common Shares (or other shares and securities, if applicable) which the Holder of the Warrants is entitled to receive on the exercise hereof.

13.	Mutilated or Missing Warrant Certificate

Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant Certificate and, in the case of any such loss, theft or destruction, upon delivery of a bond or indemnity satisfactory to the Company, or, in the case of any such mutilation, upon surrender or cancellation of this Warrant Certificate, the Company will issue to the Holder a new warrant certificate of like tenor, in lieu of this Warrant Certificate, representing the right to subscribe for and purchase the number of Common Shares which may be subscribed for and purchased hereunder.

14.	Merger and Successors

(a)

Nothing herein contained shall prevent any consolidation, amalgamation or merger of the Company with or into any other Person or Persons, or a conveyance or transfer of all or substantially all of the properties and estates of the Company as an entirety to any Person lawfully entitled to acquire and operate same, provided, however, that the Person formed by such consolidation, amalgamation, arrangement or merger or which acquires by conveyance or transfer all or substantially all of the properties and estates of the Company as an entirety shall, simultaneously with such amalgamation, arrangement, merger, conveyance or transfer, assume the due and punctual performance and observance of all the covenants and conditions hereof to be performed or observed by the Company.

(b)

In case the Company, pursuant to Section 14(a), shall be consolidated, amalgamated or merged with or into any other Person or Persons or shall convey or transfer all or substantially all of its properties and estates as an entirety to any other Person, the successor Person formed by such consolidation, amalgamation or arrangement, or into which the Company shall have been consolidated, amalgamated or merged or which shall have received a conveyance or transfer as aforesaid, shall succeed to and be substituted for the Company hereunder and such changes in phraseology and form (but not in substance) may be made in this Warrant Certificate as may be appropriate in view of such amalgamation, arrangement, merger or transfer.

15.	Amendment

This Warrant Certificate may only be amended with the prior written consent of the Company and the Holder.

16.	Severability

If any term or other provision of this Warrant Certificate is invalid, illegal or incapable of being enforced under any applicable law or as a matter of public policy, all other conditions and provisions of this Warrant Certificate shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Company and the Holder shall negotiate in good faith to modify this Warrant Certificate so as to effect the original intent of the Company and the Holder as closely as possible in a mutually acceptable manner in order that the provisions of this Warrant Certificate be consummated as originally contemplated to the greatest extent possible.

17.	Governing Law

This Warrant Certificate shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein irrespective of the choice of laws principles.

18.	Transferability

Subject only to applicable securities laws, the Warrants represented by this Warrant Certificate are transferable by the Holder to any of its Affiliates and the term “Holder” shall mean and include any successor, transferee or assignee of the current or any future Holder. The Warrants represented by this Warrant Certificate may be transferred by the Holder completing and delivering to the Company the transfer form attached hereto as Schedule “B”. For greater certainty, the Warrants represented by this Warrant Certificate are not transferrable except as described in this Section 18 or with the prior written consent of the Company.

19.	Enurement

This Warrant Certificate and all of its provisions shall enure to the benefit of the Holder and its permitted assigns and successors and shall be binding upon the Company and its successors and permitted assigns.

20.	Notice

All notices, requests, claims, demands and other communications under this Warrant Certificate shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service or by registered or certified mail (postage prepaid, return receipt requested) to the Holder and the Company at the following addresses (or at such other address as shall be specified in a notice given in accordance with this Section 20):

(a)	if to the Holder at:

c/o Constellation Brands, Inc.

207 High Point Drive, Bldg. 100

Victor, New York 14564

Attention: General Counsel

and with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200

Toronto, Ontario M5X 1B8

Attention: Emmanuel Pressman and James R. Brown

(b)	if to the Company at:

1 Hershey Drive,

Smiths Falls, ON K7A 0A8

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

40 King Street West, Suite 2100

Toronto, Ontario M5H 3C2

Attention:    Jonathan Sherman

21.	Further Assurances

The Company shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the Holder may reasonably require from time to time for the purpose of giving effect to this Warrant Certificate and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Warrant Certificate.

22.	Currency

All dollar amounts referred to in this Warrant Certificate are in Canadian dollars.

[Signature page follows]

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed by a duly authorized signatory effective as of the date first written above.

CANOPY GROWTH CORPORATION

By:
Name:
Title:

ACKNOWLEDGEMENT

IN WITNESS WHEREOF, the Holder hereby acknowledges, confirms and consents to the amendment and restatement of the Original Warrant Certificate as set out in this Amended and Restated Warrant Certificate.

CBG HOLDINGS LLC

By:
Name:
Title:

SCHEDULE “A”

SUBSCRIPTION FORM

TO:	CANOPY GROWTH CORPORATION

Terms which are not otherwise defined herein shall have the meanings ascribed to such terms in the Warrant Certificate held by the undersigned and issued by Canopy Growth Corporation (the “Company”).

The undersigned hereby exercises the right to acquire _______________ Common Shares of the Company in accordance with and subject to the provisions of such Warrant Certificate and herewith makes payment of the Exercise Price in full for the said number of Common Shares.

The undersigned hereby confirms that an aggregate of _______________ Common Shares have been purchased as contemplated by Section 9(a) of the Warrant Certificate.

(Please check the ONE box applicable):

☐ A

The undersigned holder (i) at the time of exercise of the Warrant is not in the United States; (ii) is not a U.S. Person (iii) is not exercising the Warrant on behalf of a U.S. Person or a person in the United States; and (iv) did not execute or deliver this exercise form in the United States.

☐ B.

The undersigned holder (i) purchased the Warrants for its own account or the account of another “accredited investor” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act (“Accredited Investor”); (ii) is exercising the Warrants solely for its own account or for the account of such other Accredited Investor; (iii) each of it and such other person, if any, was an Accredited Investor on the date the Warrants were acquired and is an Accredited Investor on the date of exercise of the Warrants; and (iv) the representations and warranties made by the holder or any beneficial purchaser, as the case may be, to the Company in connection with the acquisition of the Warrants remain true and correct on the date hereof.

☐ C.

The undersigned holder has delivered to the Company an opinion of counsel (which will not be sufficient unless it is from counsel of recognized standing and in form and substance reasonably satisfactory to the Company) to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

The Common Shares are to be issued, registered and delivered as follows:

Name:

Address in full:

Note: If further nominees are intended, please attach (and initial) a schedule giving these particulars.

DATED this _______ day of __________________, 20___.

Signature Guaranteed	(Signature of Warrantholder)
(if required)
Print full name

Print full address

Note:

The undersigned holder understands that unless Box A above is checked, the certificate representing the Common Shares issuable upon exercise of the Warrants will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available. Certificates representing such Common Shares will not be registered or delivered to an address in the United States unless Box B or Box C above is checked. If Box C is checked, any opinion tendered must be in form and substance reasonably satisfactory to the Company. Holders planning to deliver an opinion of counsel in connection with the exercise of the Warrant should contact the Company in advance to determine whether any opinions to be tendered will be acceptable to the Company.

If Box B or Box C is checked, any certificate representing the Common Shares issued upon exercise of this Warrant will bear an applicable United States restrictive legend.

Instructions:

The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised to the Company.

The signature on this Subscription Form must correspond in every particular with the name shown on the face of the Warrant Certificate without alteration or any change whatsoever or this Subscription Form must be signed by a duly authorized signing officer of the Holder. If this Subscription Form is signed by a duly authorized signing officer of the Holder, the Warrant Certificate must be accompanied by evidence of authority to sign.

If the Subscription Form indicates that Common Shares are to be issued to a Person or Persons other than the registered holder of the Warrant Certificate or an affiliate of such registered holder, the endorsement must be signature guaranteed, in either case, by a Canadian chartered bank, or a member of a recognized Securities Transfer Agents Medallion Program (STAMP). The stamp affixed thereon by the guarantor must bear the actual words “Signature Guarantee”, or “Signature Medallion Guaranteed” or in accordance with industry standards.

The certificates will be mailed by registered mail to the Holder(s) at the address(es) appearing in this Subscription Form.

If any Warrants represented by this certificate are not being exercised, a new Warrant Certificate will be issued and delivered to the Holder with the Common Share certificates in accordance with the provisions of the Warrant Certificate.

SCHEDULE “B”

TRANSFER FORM

TO:    CANOPY GROWTH CORPORATION

FOR    VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto_____________________________________________________________________________ (include name and address of the transferee) ________________ (include number) Warrants exercisable for common shares of Canopy Growth Corporation (the “Company”) registered in the name of the undersigned on the register of the Company maintained therefor, and hereby irrevocably appoints __________________________________________ the attorney of the undersigned to transfer the said securities on the books maintained by the Company with full power of substitution.

THE UNDERSIGNED TRANSFEROR HEREBY CERTIFIES AND DECLARES that the Warrants are not being offered, sold or transferred to, or for the account or benefit of, a “U.S. person” (as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) or a person within the United States unless the Warrants are registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available.

DATED this _________ day of ___________________, 20____.

Signature Guaranteed	(Signature of Warrantholder)

Print full name

Print full address

Instructions:

The signature on this Transfer Form must correspond in every particular with the name shown on the face of the Warrant Certificate without alteration or any change whatsoever or this Subscription Form must be signed by a duly authorized signing officer of the Holder. If this Subscription Form is signed by a duly authorized signing officer of the Holder, the Warrant Certificate must be accompanied by evidence of authority to sign.

The endorsement must be signature guaranteed, in either case, by a Canadian chartered bank, or a member of a recognized Securities Transfer Agents Medallion Program (STAMP). The stamp affixed thereon by the guarantor must bear the actual words “Signature Guarantee”, or “Signature Medallion Guaranteed” or in accordance with industry standards.

If any Warrants represented by this certificate are not being transferred, a new Warrant Certificate will be issued and delivered to the Holder.

Form of Tranche C Amended Warrant Certificate

(see attached)

Exhibit A-3

TRANCHE C

COMMON SHARE PURCHASE WARRANT

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO CANOPY GROWTH CORPORATION (THE “CORPORATION”), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 THEREUNDER IF AVAILABLE OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

WARRANTS TO PURCHASE COMMON SHARES OF

CANOPY GROWTH CORPORATION

Warrant Certificate Number:	Number of Warrants:

2018 – C-1	12,818,148

Date:

●, 2019

Effective as of the date hereof, this Warrant Certificate amends, re-evidences, restates, replaces and supersedes 12,818,148 common share purchase warrants issued by the Company to the Holder (as each such term is defined below) pursuant to the tranche B common share purchase warrant dated November 1, 2018 (the “Original Warrant Certificate”).

THIS CERTIFIES THAT, for value received, CBG Holdings LLC (the “Holder”) is entitled, at any time prior to the Expiry Time, to purchase, at the Exercise Price, one fully paid, validly issued and non-assessable Common Share for each Warrant vested and exercisable under this Warrant Certificate, by surrendering to the Company, at its principal office at 1 Hershey Drive, Smith Falls, Ontario, K7A 0A8, this Warrant Certificate, together with a Subscription Form, duly completed and executed, and immediately available funds by wire transfer of lawful money of Canada payable to or to the order of the Company for an amount equal to the Exercise Price multiplied by the number of Common Shares subscribed for, on and subject to the terms and conditions set forth below.

Nothing contained herein shall confer any right upon the Holder to subscribe for or purchase any Common Shares at any time after the Expiry Time, and from and after the Expiry Time, this Warrant Certificate and all rights hereunder shall be void and of no value.

1.	Defined Terms

Capitalized terms used in this Warrant Certificate, including the preamble, shall have the following meanings:

“Adjustment Period” means the period commencing on the date hereof and ending at the Expiry Time.

“Affiliate” means, with respect to any Person, any Person now or hereafter existing, directly or indirectly, Controlled by, Controlling, or under common Control with, such Person, whether on or after the date hereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Smiths Falls, Ontario are authorized or required by law to close. Any event the scheduled occurrence of which would fall on a day that is not a Business Day shall be deferred until the next succeeding Business Day.

“Capital Reorganization” has the meaning ascribed to such term in Section 10(a)(iv).

“Common Share” means a common share in the capital of the Company or such other shares or other securities into which such common share is converted, exchanged, reclassified or otherwise changed, as the case may be, from time to time.

“Company” means Canopy Growth Corporation, a corporation existing under the federal laws of Canada, and its successors and assigns.

“Consent Agreement” means the consent agreement between the Holder and the Company dated April 18, 2019.

“Control” means:

(a)

in relation to a corporation, the direct or indirect beneficial ownership at the relevant time of shares of such corporation carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of the Company where such voting rights are sufficient to elect a majority of the directors of the Company;

(b)

in relation to a Person that is a partnership, limited liability company or joint venture, the direct or indirect beneficial ownership at the relevant time of more than 50% of the ownership interests of the partnership, limited liability company or joint venture in circumstances where it can reasonably be expected that the Person can direct the affairs of the partnership, limited liability company or joint venture; and

(c)	in relation to a trust, the direct or indirect beneficial ownership at the relevant time of more than 50% of the property settled under the trust;

and the words “ Controlled by”, “Controlling” and similar words have corresponding meanings; the Person who directly or indirectly Controls a Controlled Person or entity shall be deemed to Control a corporation, partnership, limited liability company, joint venture or trust which is Controlled by the Controlled Person or entity, and so on.

“Current Market Price” means, at the relevant time of reference, the price per share equal to the volume-weighted average trading price of the Common Shares on the TSX for the five Trading Days immediately preceding the relevant record date.

“Exercise Price ” means, at the time of exercise, the Current Market Price, as may be adjusted in accordance with Section 5.

“Expiry Time” means 5:00 p.m. (Toronto time) on November 1, 2026.

“NYSE” means the New York Stock Exchange.

“Person” means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, or any group or combination thereof.

“Repurchase Period” means the period commencing on April 18, 2019 and ending on the date that is 24 months after the date that all of the Tranche A Warrants have been exercised by the Holder.

“Rights Offering” has the meaning ascribed to such term in Section 10(a)(ii).

“Rights Period” has the meaning ascribed to such term in Section 10(a)(ii).

“Special Distribution” has the meaning ascribed to such term in Section 10(a)(iii).

“Subscription Form” means the form of subscription annexed hereto as Schedule “A”.

“Trading Day” means a day on which the TSX is open for business.

“Tranche A Warrants ” means the 88,472,861 Common Share purchase warrants represented by the tranche A amended and restated warrant certificate issued by the Company to the Holder on the date hereof.

“Tranche B Warrants” means the 38,454,444 Common Share purchase warrants represented by the tranche B amended and restated warrant certificate issued by the Company to the Holder on the date hereof.

“Tranche B Warrant Certificate” means the warrant certificate representing the Tranche B Warrants.

“TSX” means the Toronto Stock Exchange.

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Person” means “U.S. person” as defined in Rule 902(k) of Regulation S under the U.S.

Securities Act.

“U.S. Securities Act” means United States Securities Act of 1933, as amended.

“Warrants” means the tranche C Common Share purchase warrants represented by this Warrant Certificate.

2.	Vesting of Warrants

The Warrants represented by this Warrant Certificate shall vest and become immediately exercisable once all Tranche A Warrants have been exercised in accordance with their terms, and shall remain exercisable by the Holder, in whole or in part at any time, and from time to time, thereafter and prior to the Expiry Time.

3.	Exercise of Warrants

(a)

Subject to Section 2, the rights represented by this Warrant Certificate may be exercised by the Holder, in whole or in part, by the surrender of this Warrant Certificate, with the attached Subscription Form duly executed, at the principal office of the Company at 1 Hershey Drive, Smiths Falls, Ontario K7A 0A8 (or such other office of the Company as it may designate by notice in writing to the Holder at the address of such Holder appearing on the books of the Company at any time and from time to time during the period within which the rights represented by this Warrant Certificate may be exercised) and upon payment to or to the order of the Company of immediately available funds by wire transfer of lawful money of Canada in an amount equal to the Exercise Price per Common Share multiplied by the aggregate number of Common Shares to be issued on such exercise of this Warrant (as such amount may be adjusted in accordance with Section 5). In the event that the Holder subscribes for and purchases any such lesser number of Common Shares prior to the Expiry Time, the Holder shall be entitled to receive a replacement Warrant Certificate, without charge, representing the unexercised balance of the Warrants as soon as practicable, and in any event within five Business Days, after the Warrants represented by this Warrant Certificate shall have been so exercised.

(b)

The Company agrees that the Common Shares so purchased shall be and be deemed to be issued to the Holder as the registered owner of such Common Shares as of the close of business on the date on which both this Warrant Certificate shall have been surrendered and payment made for such Common Shares as aforesaid. Certificates for the Common Shares so purchased shall be delivered to the Holder as soon as practicable, and in any event within five Business Days, after the Warrants represented by this Warrant Certificate shall have been so exercised.

4.	Ability to Exercise

Subject to Section 2, the Warrants may be exercised in whole or in part at any time and from time to time prior to the Expiry Time. After the Expiry Time, all rights under any outstanding Warrants evidenced hereby, in respect of which the rights of subscription and purchase herein provided for shall not have been exercised, shall wholly cease and terminate and such Warrants shall be void and of no value or effect.

5.	Exercise Price Credit

If, for any reason, the Company has not within the Repurchase Period, purchased for cancellation Common Shares required to be purchased pursuant to section 2.3 of the Consent Agreement, the Company hereby agrees and acknowledges that the Holder will be credited an amount (the “Credit Amount”) that will reduce the aggregate exercise price otherwise payable by the Holder upon each exercise of the Warrants represented by this Warrant Certificate equal to the difference between:

(a)	$1,582,995,262; and

(b)	the actual purchase price paid by the Company in purchasing Common Shares pursuant to section 2.3 of the Consent Agreement.

6.	No Fractional Common Shares

No fractional Common Shares will be issuable upon any exercise of the Warrants and the Holder will not be entitled to any cash payment or compensation in lieu of a fractional Common Share.

7.	Not a Shareholder

The holding of the Warrants shall not constitute the Holder a shareholder of the Company nor entitle the Holder to any right or interest in respect thereof, except as expressly provided in this Warrant Certificate.

8.	Covenants and Representations of the Company

The Company covenants and agrees as follows:

(a)	this Warrant Certificate is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms;

(b)

all Common Shares which may be issued upon the exercise of the rights represented by the Warrants will, upon issuance, be validly issued, fully paid and non-assessable, free from all taxes, liens and charges with respect to the issue thereof, except with respect to any applicable withholding taxes; and

(c)

during the period within which the rights represented by this Warrant Certificate may be exercised, the Company will at all times have authorized and reserved a sufficient number of its Common Shares to provide for the exercise of the rights represented by this Warrant Certificate.

9.	Covenant of the Holder

(a)

The Holder covenants and agrees that in respect of each Common Share purchased by the Holder or any affiliate of the Holder, including Greenstar Canada Investment Limited Partnership and Constellation Brands, Inc. and its Subsidiaries (as defined in National Instrument 45-106 – Prospectus Exemptions), (i) on the TSX, the NYSE or any other stock exchange, marketplace or trading market on which the Common Shares are then listed; or (ii) through private agreement transactions with existing holders of Common Shares, the number of Warrants represented by this Warrant Certificate shall be reduced by the number of Common Shares so acquired (up to an aggregate maximum reduction of 12,818,148 Common Shares less the number of Common Shares, if any, by which the

Tranche B Warrants have been reduced pursuant to section 9(a) of the Tranche B Warrant Certificate).

(b)	At the time of exercise of the Warrants, the Holder shall confirm the number of Common Shares purchased as contemplated by Section 9(a).

(c)

For certainty, the aggregate reduction in the number of Warrants represented by this Warrant Certificate pursuant to Section 9(a) hereof and in the number of Tranche B Warrants represented by the Tranche B Warrant Certificate pursuant to section 9(a) thereof shall not exceed 20,000,000 Warrants.

(d)

The Holder shall have the right, but not the obligation, to surrender this Warrant Certificate at the principal office of the Company at 1 Hershey Drive, Smiths Falls, Ontario K7A 0A8 (or such other office of the Company as it may designate by notice in writing to the Holder at the address of such Holder appearing on the books of the Company at any time and from time to time during the period within which the rights represented by this Warrant Certificate may be exercised) and, if the Holder exercises such right, the Holder shall thereafter be entitled to receive a replacement Warrant Certificate, without charge, representing the reduced balance of the Warrants as soon as practicable, and in any event within five Business Days, after the Warrants represented by this Warrant Certificate shall have been so surrendered and cancelled. If the Holder does not exercise such right, this Warrant Certificate shall continue to evidence in full the Warrants and the number of Warrants indicated on the cover page of this Warrant Certificate shall be deemed to be reduced by the number of Warrants contemplated by Section 9(a) hereof.

10.	Anti-Dilution Protection

(a)

The Exercise Price and the number of Common Shares issuable to the Holder upon the exercise of the Warrants shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(i)	If at any time during the Adjustment Period the Company shall:

(A)	fix a record date for the issue of, or issue, Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a share dividend;

(B)

fix a record date for the distribution to, or make a distribution to, the holders of all or substantially all of the outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

(C)	subdivide the outstanding Common Shares into a greater number of Common Shares; or

(D)	consolidate the outstanding Common Shares into a smaller number of Common Shares,

(any of such events in subsections (A), (B), (C) and (D) above being called a “Common Share Reorganization”), the Exercise Price shall be adjusted on the earlier of the record date on which holders of Common Shares are determined for the purposes of the Common Share Reorganization and the effective date of the

Common Share Reorganization to the amount determined by multiplying the Exercise Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

(A)	the numerator of which shall be the number of Common Shares outstanding on such record date or effective date, as the case may be, before giving effect to such Common Share Reorganization; and

(B)

the denominator of which shall be the number of Common Shares which will be outstanding immediately after giving effect to such Common Share Reorganization (including, in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date or effective date, as the case may be).

To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 10(a)(i) as a result of the fixing by the Company of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(ii)

If at any time during the Adjustment Period the Company shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of rights, options or warrants pursuant to which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (such period being the “Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or in the case of securities exchangeable for or convertible into Common Shares, at an exchange or conversion price per share) at the date of issue of such securities of less than the Current Market Price of the Common Shares on such record date (any of such events being called a “Rights Offering”), the Exercise Price shall be adjusted effective immediately after the record date for such Rights Offering to the amount determined by multiplying the Exercise Price in effect on such record date by a fraction:

(A)	the numerator of which shall be the aggregate of:

(1)	the number of Common Shares outstanding on the record date for the Rights Offering, and

(2)	the quotient determined by dividing

I.

either (a) the product of the number of Common Shares offered during the Rights Period pursuant to the Rights Offering and the price at which such Common Shares are offered, or (b) the product of the exchange or conversion price of the securities so offered and the number of

Common Shares for or into which the securities offered pursuant to the Rights Offering may be exchanged or converted, as the case may be, by

II.	the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(B)

the denominator of which shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to the Rights Offering (including in the case of the issue or distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares for or into which such securities may be exchanged or converted).

If by the terms of the rights, options, or warrants referred to in this Section 10(a)(ii), there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered, shall be calculated for purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 10(a)(ii) as a result of the fixing by the Company of a record date for the issue or distribution of rights, options or warrants referred to in this Section 10(a)(ii), the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(iii)	If at any time during the Adjustment Period the Company shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of:

(A)	shares of the Company of any class other than Common Shares;

(B)

rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares (other than rights, options or warrants pursuant to which holders of Common Shares are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share) at the date of issue of such securities to the holder of at least the Current Market Price of the Common Shares on such record date);

(C)	evidences of indebtedness of the Company; or

(D)	any property or assets of the Company;

and if such issue or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being called a “Special Distribution”), the Exercise Price shall be adjusted effective immediately after the record date for the Special Distribution to the amount determined by multiplying the Exercise Price in effect on the record date for the Special Distribution by a fraction:

(1)	the numerator of which shall be the difference between:

I.	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, and

II.

the fair value, as determined in good faith by the directors of the Company, to the holders of Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or assets to be issued or distributed in the Special Distribution; and

(2)	the denominator of which shall be the product obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 10(a)(iii) as a result of the fixing by the Company of a record date for the issue or distribution of rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares referred to in this Section 10(a)(iii), the Exercise Price shall be readjusted immediately after the expiry of any relevant exercise, exchange or conversion right to the amount which would then be in effect based upon the number of Common Shares issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(iv)	If at any time during the Adjustment Period there shall occur:

(A)

a reclassification or redesignation of the Common Shares, any change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than a Common Share Reorganization;

(B)

a consolidation, amalgamation, arrangement or merger of the Company with or into another body corporate which results in a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities;

(C)	the transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another company or entity;

(any of such events being called a “Capital Reorganization”), after the effective date of the Capital Reorganization the Holder shall be entitled to receive, and shall accept, for the same aggregate consideration, upon exercise of the Warrants, in lieu of the number of Common Shares to which the Holder was theretofore entitled upon the exercise of the Warrants, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization which the Holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares which the Holder was theretofore entitled to purchase or receive upon the exercise of the Warrants. If necessary, as a result of any such Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this Warrant Certificate with respect to the rights and interests thereafter of the Holder to the end that the provisions shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants.

(v)

If at any time during the Adjustment Period any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of Sections 10(a)(i) or 10(a)(iii) of this Warrant Certificate, then the number of Common Shares purchasable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.

(b)	The following rules and procedures shall be applicable to adjustments made pursuant to Section 10(a) of this Warrant Certificate:

(i)

subject to the following sections of this Section 10(b), any adjustment made pursuant to Section 10(a) of this Warrant Certificate shall be made successively whenever an event referred to therein shall occur;

(ii)

no adjustment in the Exercise Price shall be required unless such adjustment would result in a change of at least one percent in the then Exercise Price and no adjustment shall be made in the number of Common Shares purchasable or issuable on the exercise of the Warrants unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which except for the provision of this Section 10(b)(ii) would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment. Notwithstanding any other provision of Section 10(a) of this Warrant Certificate, no adjustment of the Exercise Price shall be made which would result in an increase in the Exercise Price or a decrease in the number of Common Shares issuable upon the exercise of the Warrants (except in respect of a consolidation of the outstanding Common Shares);

(iii)

if at any time during the Adjustment Period the Company shall take any action affecting the Common Shares, other than an action or event described in Section 10(a) of this Warrant Certificate, which in the opinion of the directors of the

Company would have an adverse effect upon the rights of the Holder, the Exercise Price and/or the number of Common Shares purchasable under the Warrants shall, subject to any necessary regulatory approval, be adjusted in such manner and at such time as the directors of the Company may determine to be equitable in the circumstances, provided that no such action shall be taken unless and until the Holder has been provided with notice of such proposed action and the consequences thereof;

(iv)

if the Company sets a record date to determine holders of Common Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and shall thereafter and before the distribution to such holders of any such dividend, distribution or subscription or purchase rights legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable under the Warrants shall be required by reason of the setting of such record date;

(v)

no adjustment in the Exercise Price or in the number or kind of securities purchasable on the exercise of the Warrants shall be made in respect of any event described in Section 10 of this Warrant Certificate if (subject to TSX and NYSE approval) the Holder is entitled to participate in such event on the same terms mutatis mutandis as if the Holder had exercised the Warrants prior to or on the record date or effective date, as the case may be, of such event. Any such participation by the Holder is subject to regulatory approval; and

(vi)

in any case in which this Warrant Certificate shall require that an adjustment shall become effective immediately after a record date for an event referred to in Section 10(a) hereof, the Company may defer, until the occurrence of such event:

(A)

issuing to the Holder, to the extent that the Warrants are exercised after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; and

(B)	delivering to the Holder any distribution declared with respect to such additional Common Shares after such record date and before such event;

provided, however, that the Company shall deliver to the Holder an appropriate instrument evidencing the right of the Holder upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Common Shares purchasable upon the exercise of the Warrants and to such distribution declared with respect to any such additional Common Shares issuable on the exercise of the Warrants.

(c)

At least 10 days prior to the earlier of the record date or effective date of any event which requires or might require an adjustment in any of the rights of the Holder under this Warrant Certificate, including the Exercise Price or the number of Common Shares which may be purchased under this Warrant Certificate, the Company shall deliver to the Holder a certificate of the Company specifying the particulars of such event and, if determinable, the required adjustment and the calculation of such adjustment. In case any adjustment for which a notice in this Section 10(c) has been given is not then determinable, the Company shall promptly after such adjustment is determinable deliver to the Holder a certificate providing the calculation of such adjustment. The Company hereby covenants and agrees that the Company will not take any action which might deprive the Holder of the opportunity of exercising the rights of subscription contained in this Warrant Certificate, during such 10 day period.

(d)

In connection with any: (i) reclassification or redesignation of the Common Shares, any change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than as set forth in this Section 10; (ii) consolidation, amalgamation, arrangement or merger of the Company with or into another body corporate which results in a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities (including, without limitation, pursuant to a “take-over bid”, “tender offer” or other acquisition of all or substantially all of the outstanding Common Shares); or (iii) sale, transfer or lease to another corporation of all or substantially all the property or assets of the Company, the Holder shall have the right thereafter, upon payment of the Exercise Price in effect immediately prior to such action, to purchase upon exercise of each Warrant the kind and amount of shares and other securities and property which it would have owned or have been entitled to receive after the happening of such reclassification, redesignation, consolidation, amalgamation, arrangement, merger, sale, transfer or lease had such Warrant been exercised immediately prior to such action, and the Holder shall be bound to accept such shares and other securities and property in lieu of the Common Shares to which it was previously entitled; provided, however, that no adjustment in respect of dividends, interest or other income on or from such shares or other securities and property shall be made during the term of a Warrant or upon the exercise of a Warrant. If necessary, as a result of any actions contemplated by this paragraph, appropriate adjustments shall be made in the application of the provisions of this Warrant Certificate with respect to the rights and interests thereafter of the Holder to the end that the provisions shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants. The provisions of this paragraph shall similarly apply to successive consolidations, mergers, amalgamation, sales, transfers or leases.

11.	U.S. Registration

This Warrant and the Common Shares issuable upon exercise of this Warrant have not been and will not be registered under the U.S. Securities Act or under state securities laws of any state in the United States. Accordingly, this Warrant may not be transferred or exercised in the United States or by or on behalf of a U.S. Person or a person in the United States unless an exemption is available from the registration requirements of the U.S. Securities Act and applicable state securities laws and, if required by the Company, the holder of this Warrant has furnished an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect, as applicable.

12.	Authorized Shares

As a condition precedent to the taking of any action which would require an adjustment pursuant to Section 10 of this Warrant Certificate, the Company shall take any action which may be necessary in order that the Company has issued and reserved in its authorized capital, and may validly and legally issue as fully paid and non-assessable, all of the Common Shares (or other shares and securities, if applicable) which the Holder of the Warrants is entitled to receive on the exercise hereof.

13.	Mutilated or Missing Warrant Certificate

Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant Certificate and, in the case of any such loss, theft or destruction, upon delivery of a bond or indemnity satisfactory to the Company, or, in the case of any such mutilation, upon surrender or cancellation of this Warrant Certificate, the Company will issue to the Holder a new warrant certificate of like tenor, in lieu of this Warrant Certificate, representing the right to subscribe for and purchase the number of Common Shares which may be subscribed for and purchased hereunder.

14.	Merger and Successors

(a)

Nothing herein contained shall prevent any consolidation, amalgamation or merger of the Company with or into any other Person or Persons, or a conveyance or transfer of all or substantially all of the properties and estates of the Company as an entirety to any Person lawfully entitled to acquire and operate same, provided, however, that the Person formed by such consolidation, amalgamation, arrangement or merger or which acquires by conveyance or transfer all or substantially all of the properties and estates of the Company as an entirety shall, simultaneously with such amalgamation, arrangement, merger, conveyance or transfer, assume the due and punctual performance and observance of all the covenants and conditions hereof to be performed or observed by the Company.

(b)

In case the Company, pursuant to Section 14(a), shall be consolidated, amalgamated or merged with or into any other Person or Persons or shall convey or transfer all or substantially all of its properties and estates as an entirety to any other Person, the successor Person formed by such consolidation, amalgamation or arrangement, or into which the Company shall have been consolidated, amalgamated or merged or which shall have received a conveyance or transfer as aforesaid, shall succeed to and be substituted for the Company hereunder and such changes in phraseology and form (but not in substance) may be made in this Warrant Certificate as may be appropriate in view of such amalgamation, arrangement, merger or transfer.

15.	Amendment

This Warrant Certificate may only be amended with the prior written consent of the Company and the Holder.

16.	Severability

If any term or other provision of this Warrant Certificate is invalid, illegal or incapable of being enforced under any applicable law or as a matter of public policy, all other conditions and provisions of this Warrant Certificate shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Company and the Holder shall negotiate in good faith to modify this Warrant Certificate so as to effect the original intent of the Company and the Holder as closely as possible in a mutually acceptable manner in order that the provisions of this Warrant Certificate be consummated as originally contemplated to the greatest extent possible.

17.	Governing Law

This Warrant Certificate shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein irrespective of the choice of laws principles.

18.	Transferability

Subject only to applicable securities laws, the Warrants represented by this Warrant Certificate are transferable by the Holder to any of its Affiliates and the term “Holder” shall mean and include any successor, transferee or assignee of the current or any future Holder. The Warrants represented by this Warrant Certificate may be transferred by the Holder completing and delivering to the Company the transfer form attached hereto as Schedule “B”. For greater certainty, the Warrants represented by this Warrant Certificate are not transferrable except as described in this Section 18 or with the prior written consent of the Company.

19.	Enurement

This Warrant Certificate and all of its provisions shall enure to the benefit of the Holder and its permitted assigns and successors and shall be binding upon the Company and its successors and permitted assigns.

20.	Notice

All notices, requests, claims, demands and other communications under this Warrant Certificate shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service or by registered or certified mail (postage prepaid, return receipt requested) to the Holder and the Company at the following addresses (or at such other address as shall be specified in a notice given in accordance with this Section 20):

(a)	if to the Holder at:

c/o Constellation Brands, Inc.

207 High Point Drive, Bldg. 100

Victor, New York 14564

Attention: General Counsel

and with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200

Toronto, Ontario M5X 1B8

Attention: Emmanuel Pressman and James R. Brown

(b)	if to the Company at:

1 Hershey Drive,

Smiths Falls, ON K7A 0A8

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

40 King Street West, Suite 2100

Toronto, Ontario M5H 3C2

Attention:    Jonathan Sherman

21.	Further Assurances

The Company shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the Holder may reasonably require from time to time for the purpose of giving effect to this Warrant Certificate and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Warrant Certificate.

22.	Currency

All dollar amounts referred to in this Warrant Certificate are in Canadian dollars.

[Signature page follows]

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed by a duly authorized signatory effective as of the date first written above.

CANOPY GROWTH CORPORATION

By:
Name:
Title:

ACKNOWLEDGEMENT

IN WITNESS WHEREOF, the Holder hereby acknowledges, confirms and consents to the amendment and restatement of the Original Warrant Certificate as set out in this Amended and Restated Warrant Certificate.

CBG HOLDINGS LLC

By:
Name:
Title:

SCHEDULE “A”

SUBSCRIPTION FORM

TO:    CANOPY GROWTH CORPORATION

Terms which are not otherwise defined herein shall have the meanings ascribed to such terms in the Warrant Certificate held by the undersigned and issued by Canopy Growth Corporation (the “Company”).

The undersigned hereby exercises the right to acquire _______________ Common Shares of the Company in accordance with and subject to the provisions of such Warrant Certificate and herewith makes payment of the Exercise Price in full for the said number of Common Shares.

The undersigned hereby confirms that an aggregate of _______________ Common Shares have been purchased as contemplated by Section 9(a) of the Warrant Certificate.

(Please check the ONE box applicable):

☐	A

The undersigned holder (i) at the time of exercise of the Warrant is not in the United States; (ii) is not a U.S. Person (iii) is not exercising the Warrant on behalf of a U.S. Person or a person in the United States; and (iv) did not execute or deliver this exercise form in the United States.

☐	B.

The undersigned holder (i) purchased the Warrants for its own account or the account of another “accredited investor” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act (“Accredited Investor”); (ii) is exercising the Warrants solely for its own account or for the account of such other Accredited Investor; (iii) each of it and such other person, if any, was an Accredited Investor on the date the Warrants were acquired and is an Accredited Investor on the date of exercise of the Warrants; and (iv) the representations and warranties made by the holder or any beneficial purchaser, as the case may be, to the Company in connection with the acquisition of the Warrants remain true and correct on the date hereof.

☐	C.

The undersigned holder has delivered to the Company an opinion of counsel (which will not be sufficient unless it is from counsel of recognized standing and in form and substance reasonably satisfactory to the Company) to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

The Common Shares are to be issued, registered and delivered as follows:

Name:

Address in full:

Note: If further nominees are intended, please attach (and initial) a schedule giving these particulars.

DATED this _______ day of __________________, 20___.

Signature Guaranteed (if required)	(Signature of Warrantholder)

Print full name

Print full address

Note:

The undersigned holder understands that unless Box A above is checked, the certificate representing the Common Shares issuable upon exercise of the Warrants will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available. Certificates representing such Common Shares will not be registered or delivered to an address in the United States unless Box B or Box C above is checked. If Box C is checked, any opinion tendered must be in form and substance reasonably satisfactory to the Company. Holders planning to deliver an opinion of counsel in connection with the exercise of the Warrant should contact the Company in advance to determine whether any opinions to be tendered will be acceptable to the Company.

If Box B or Box C is checked, any certificate representing the Common Shares issued upon exercise of this Warrant will bear an applicable United States restrictive legend.

Instructions:

The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised to the Company.

The signature on this Subscription Form must correspond in every particular with the name shown on the face of the Warrant Certificate without alteration or any change whatsoever or this Subscription Form must be signed by a duly authorized signing officer of the Holder. If this Subscription Form is signed by a duly authorized signing officer of the Holder, the Warrant Certificate must be accompanied by evidence of authority to sign.

If the Subscription Form indicates that Common Shares are to be issued to a Person or Persons other than the registered holder of the Warrant Certificate or an affiliate of such registered holder, the endorsement must be signature guaranteed, in either case, by a Canadian chartered bank, or a member of a recognized Securities Transfer Agents Medallion Program (STAMP). The stamp affixed thereon by the guarantor must bear the actual words “Signature Guarantee”, or “Signature Medallion Guaranteed” or in accordance with industry standards.

The certificates will be mailed by registered mail to the Holder(s) at the address(es) appearing in this Subscription Form.

If any Warrants represented by this certificate are not being exercised, a new Warrant Certificate will be issued and delivered to the Holder with the Common Share certificates in accordance with the provisions of the Warrant Certificate.

SCHEDULE “B”

TRANSFER FORM

TO:    CANOPY GROWTH CORPORATION

FOR    VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                                                                                                                        (include name and address of the transferee) ________________ (include number) Warrants exercisable for common shares of Canopy Growth Corporation (the “Company”) registered in the name of the undersigned on the register of the Company maintained therefor, and hereby irrevocably appoints __________________________________________ the attorney of the undersigned to transfer the said securities on the books maintained by the Company with full power of substitution.

THE UNDERSIGNED TRANSFEROR HEREBY CERTIFIES AND DECLARES that the Warrants are not being offered, sold or transferred to, or for the account or benefit of, a “U.S. person” (as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) or a person within the United States unless the Warrants are registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available.

DATED this _________ day of ___________________, 20____.

Signature Guaranteed	(Signature of Warrantholder)

Print full name

Print full address

Instructions:

The signature on this Transfer Form must correspond in every particular with the name shown on the face of the Warrant Certificate without alteration or any change whatsoever or this Subscription Form must be signed by a duly authorized signing officer of the Holder. If this Subscription Form is signed by a duly authorized signing officer of the Holder, the Warrant Certificate must be accompanied by evidence of authority to sign.

The endorsement must be signature guaranteed, in either case, by a Canadian chartered bank, or a member of a recognized Securities Transfer Agents Medallion Program (STAMP). The stamp affixed thereon by the guarantor must bear the actual words “Signature Guarantee”, or “Signature Medallion Guaranteed” or in accordance with industry standards.

If any Warrants represented by this certificate are not being transferred, a new Warrant Certificate will be issued and delivered to the Holder.

EXHIBIT B

FORM OF APPROVAL RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

(1)

Canopy Growth Corporation (the “Company”) is hereby authorized to issue such number of common shares in the capital of the Company (the “Common Shares”) as is necessary to allow the Company to acquire 100% of the issued and outstanding subordinate voting shares, assuming conversion of the issued and outstanding proportionate voting shares and multiple voting shares of Acreage Holdings, Inc. (“Acreage”) pursuant to a plan of arrangement (the “Arrangement”) in accordance with an arrangement agreement between the Company and Acreage (the “Arrangement Agreement”), as more particularly described in the management information circular of the Company (the “Company Circular”) (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), including, but not limited to, the issuance of Common Shares upon the exercise of convertible securities of Acreage and the issuance of Common Shares for any other matters contemplated by or related to the Arrangement;

(2)

the Company is hereby authorized to issue up to such number of Common Shares to CBG Holdings LLC (“CBG”) and/or Greenstar Canada Investment Limited Partnership (“GCILP”) as is necessary to satisfy the top-up right held by CBG and GCILP pursuant to the terms of the second amended and restated investor rights agreement dated as of April 18, 2019 between CBG, GCILP and the Company, as more particularly described in the Company Circular;

(3)

the Company is hereby authorized to amend the terms of the 88,472,861 issued and outstanding Tranche A warrants and the 51,272,592 issued and outstanding Tranche B warrants of the Company held by CBG, collectively exercisable to acquire up to an aggregate of 139,745,453 Common Shares, in accordance with the terms and conditions of the certificates evidencing such warrants and pursuant to the terms and conditions of the consent agreement dated as of April 18, 2019 between CBG and the Company, as more particularly described in the Company Circular; and

(4)

notwithstanding that this resolution has been duly passed by the holders of the common shares of the Company, the directors of the Company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of the Company;

(5)

any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

EXHIBIT C

FORM OF VOTING SUPPORT AGREEMENT

(see attached)

SUPPORT AGREEMENT

April •, 2019

To the Undersigned Securityholder of Canopy Growth Corporation:

Reference is made to the Consent Agreement (the “Consent Agreement”) dated as of the date of this letter agreement between CBG Holdings LLC (“CBG”) and Canopy Growth Corporation (“Canopy”) and to the Arrangement Agreement dated as of the date of this letter agreement between Canopy and Acreage Holdings Inc. Unless otherwise defined herein, all capitalized terms referred to herein shall have the meanings attributed thereto in the Consent Agreement.

We understand that you (the “Locked-Up Securityholder”) beneficially own, or exercise control or direction over, directly or indirectly, the number of Canopy Shares (as defined below) set forth in Schedule A attached hereto.

The Locked-Up Securityholder agrees to vote in favour of the Approval Resolution (and in favour of any actions required in furtherance of the actions contemplated thereby) at any meeting of the securityholders of Canopy, however called, for the purpose of approving the Approval Resolution (the “Meeting”): (i) all of the Common Shares beneficially owned by the Locked-Up Securityholder, or over which the Locked-Up Securityholder exercises direction and control, directly or indirectly, in his or her personal capacity (the “Canopy Shares”), which are set forth and described in Schedule A attached hereto and forming part hereof and (ii) any and all other Common Shares hereafter acquired or controlled by the Locked-Up Securityholder in his or her personal capacity either directly or indirectly before the record date in respect of the Meeting including, for the avoidance of doubt, all Common Shares issued upon the exercise or surrender of the outstanding securities convertible into, or exchangeable for, Common Shares; ((i) and (ii) are collectively referred to as the “Locked- Up Securityholder’s Canopy Securities”), and to otherwise support the transactions contemplated by the Consent Agreement (the “Transactions”), subject to the terms and conditions of this letter agreement.

1.	Covenants of the Locked-Up Securityholder

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the terms and conditions hereof, from the date hereof until the termination of this letter agreement in accordance with Section 3, the Locked-Up Securityholder hereby covenants and agrees as follows:

(a)

to vote (or cause to be voted), all of the Locked-Up Securityholder’s Canopy Securities in favour of the Approval Resolution and any actions required in furtherance of the actions contemplated thereby at the Meeting;

(b)

to vote (or to cause to be voted), all of the Locked-Up Securityholder’s Canopy Securities at any meeting of securityholders of Canopy against any resolution or transaction which would in any manner, frustrate, prevent, impede, delay or nullify any of the Transactions, which for greater certainty shall not preclude the Locked-Up Securityholder from voting in its sole discretion in relation to matters undertaken at the Meeting or any subsequent Canopy annual, special or annual and special meeting that do not affect the Transactions;

(c)

not to grant or agree to grant any proxy or other right to vote any of the Locked-Up Securityholder’s Canopy Securities (other than as permitted under subsections 1(a) and 1(b) hereof), or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to any of the Locked-Up Securityholder’s Canopy Securities;

(d)	not to sell, transfer, assign, convey or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment, conveyance or other disposition of, any of the Locked-Up Securityholder’s Canopy Securities prior to the record date in respect of the Meeting to any person other than to: (i) CBG or any of its subsidiaries (as such term is defined in the Securities Act (Ontario)); (ii) an affiliate or associate (as such terms are defined in the Securities Act (Ontario)) of such Locked-Up Securityholder provided that such affiliate or associate first agrees with CBG to be bound by the terms hereof; (iii) a self-directed registered retirement savings account in which the Locked-Up Securityholder is the beneficiary; or (iv) any person with the prior written consent of CBG, acting in its sole discretion; and

(e)

except to the extent permitted hereunder, not to take any action, directly or indirectly, which may reasonably be expected to adversely affect, delay, hinder, upset or challenge the successful completion of the Transactions.

2.	Representations and Warranties

The Locked-Up Securityholder represents and warrants to CBG that:

(a)

the Locked-Up Securityholder is authorized and has the authority to execute and deliver this letter agreement and carry out the transactions contemplated hereby and this letter agreement is a valid and binding agreement enforceable against the Locked-Up Securityholder in accordance with its terms;

(b)

the Locked-Up Securityholder is the beneficial owner of, or exercises control and direction over, the number of Canopy Shares set forth in Schedule A hereto, and the Canopy Shares are the only securities in the capital of Canopy conferring voting rights at the Meeting beneficially owned by the Locked-Up Securityholder or over which he, she or it exercises control or direction;

(c)

the Locked-Up Securityholder’s Canopy Securities are not subject to any shareholders’ agreements, voting trust or similar agreements or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting such Locked-Up Securityholder’s Canopy Securities or any interest therein or right thereto, including, without limitation, the voting of any such shares, other than pursuant to this letter agreement; and

(d)

other than pursuant to this letter agreement, the Locked-Up Securityholder has not previously granted or agreed to grant any proxy or any other right to vote any of the Locked-Up Securityholder’s Canopy Securities in respect of any meeting of securityholders of Canopy that is currently in force, and has not entered into a voting trust, vote pooling or other agreement with respect to his, her or its right to vote, call meetings of securityholders of Canopy or give consents or approvals of any kind as to the Locked-Up Securityholder’s Canopy Securities.

3.	Termination

The respective rights and obligations hereunder of CBG and the Locked-Up Securityholder shall cease and this letter agreement shall terminate on the earlier of: (a) the Closing; (b) the date on which this letter agreement is terminated by the mutual written agreement of the parties hereto; and (c) the date the Consent Agreement is terminated in accordance with its terms.

4.	Fiduciary Obligations

Notwithstanding any other provision of this Agreement, CBG hereby agrees and acknowledges that the Locked-Up Securityholder is bound hereunder solely in his capacity as a shareholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Locked-Up Securityholder in his capacity as a director or officer of the Corporation. Nothing in this Agreement shall: (a) limit or affect any actions or omissions taken by the Locked-Up Securityholder in his capacity as a director or officer of the Corporation, and no such actions or omissions shall be deemed a breach of this Agreement or (b) be construed to prohibit, limit or restrict the Shareholder from fulfilling his fiduciary duties as a director or officer of the Corporation.

5.	Notices

All notices to be given to a party hereunder shall be in writing and delivered personally or by overnight courier, addressed, in the case of the Locked-Up Securityholder, to the address set forth in the signature page of the Locked-Up Securityholder set forth in this letter agreement, and in the case of CBG, at the following address:

c/o Constellation Brands, Inc.

207 High Point Drive, Bldg. 100,

Victor, New York 14564

Attention:    General Counsel

and to:

Osler, Hoskin & Harcourt LLP

1 First Canadian Place, Suite 6200

Toronto, Ontario M5X 1B8

Attention:        Emmanuel Pressman and James R. Brown

6.	Further Assurances

The Locked-Up Securityholder shall from time to time and at all times hereafter at the request of CBG but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this letter agreement.

7.	Enurement

This letter agreement will be binding upon and enure to the benefit of CBG, the Locked-Up Securityholder and their respective executors, administrators, successors and permitted assigns.

8.	Applicable Law

This letter agreement shall be governed and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

9.	Severability

If any provision of this letter agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof and each such provision is deemed to be separate and distinct.

10.	Enforcement

The parties agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Ontario in addition to any other remedy to which such party is entitled at law or in equity.

11.	Entire Agreement

This letter agreement supersedes all prior agreements between the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This letter agreement may not be modified or waived, except expressly by an instrument in writing signed by all the parties hereto. No waiver of any provision hereof by any party shall be deemed a waiver by any other party nor shall any such waiver be deemed a continuing waiver of any matter by such party.

12.	Counterparts

This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of facsimile or e-mail or electronic transmission.

[The next page is the signature page.]

This letter agreement shall be effective and enforceable in accordance with its terms effective as of the date that the Consent Agreement is executed by the parties thereto.

Yours truly,

CBG HOLDINGS LLC

Per:
Name:
Title:

[Voting Support Agreement]

ACCEPTANCE

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Locked-Up Securityholder hereby irrevocably accepts the foregoing as of the      day of April, 2019.

WITNESS	SECURITYHOLDER

Witness Name (please print)	Name of Locked-Up Securityholder (please print)

ADDRESS OF LOCKED-UP SECURITYHOLDER:

Facsimile Number:

E-mail:

With a copy of notices to:

Canopy Growth Corporation

1 Hershey Drive,

Smiths Falls, Ontario K7A 0A8

Attention:    Phil Shaer, Chief Legal Officer

Email:          phil.shaer@canopygrowth.com

[Voting Support Agreement]

SCHEDULE A

Common Shares